Exhibit 99.1

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT ABOUT HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONTACT YOUR BROKER OR FINANCIAL, TAXATION, LEGAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Benitec Biopharma Limited Scheme Booklet

This Scheme Booklet is for the proposed scheme of arrangement between Benitec Biopharma Limited (Benitec) and Benitec Shareholders in relation to the proposed re-domiciliation of Benitec to the United States.

The Benitec Board unanimously recommends that you VOTE IN FAVOUR of the Scheme Resolution in the absence of a superior proposal.

The Independent Expert has concluded that the Scheme is in the best interests of Benitec Shareholders.

If you have any questions in relation to this Scheme Booklet or the Scheme, you should call the Benitec Shareholder Information Line on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) Monday to Friday between 8.30am and 5.00pm (AEDT).

LEGAL ADVISER

Disclaimer and important notices

General

This Scheme Booklet provides Benitec Shareholders with information about the proposed acquisition by Benitec Biopharma Inc. (Holdco) of all Benitec Shares by way of a scheme of arrangement to effect a re-domiciliation to the United States.

This Scheme Booklet is important and requires your immediate attention. You should read this Scheme Booklet in full before making any decision as to how to vote at the Scheme Meeting.

Nature of this document

This Scheme Booklet is the explanatory statement for the Scheme required by subsection 412(1) of the Corporations Act.

This Scheme Booklet does not constitute or contain an offer to Benitec Shareholders, or a solicitation of an offer from Benitec Shareholders, in any jurisdiction.

ASIC and ASX

A copy of this Scheme Booklet has been registered by ASIC for the purposes of subsection 412(6) of the Corporations Act. ASIC has been given the opportunity to comment on this Scheme Booklet in accordance with subsection 411(2) of the Corporations Act. Neither ASIC, nor any of its officers, takes any responsibility for the contents of this Scheme Booklet.

ASIC has been requested to provide a statement, in accordance with subsection 411(17)(b) of the Corporations Act, that it has no objection to the Scheme. If ASIC provides that statement, it will be produced to the Court at the Second Court Hearing.

A copy of this Scheme Booklet has been provided to ASX. Neither ASX, nor any of its officers, takes any responsibility for the contents of this Scheme Booklet.

Important notice associated with Court order under subsection 411(1) of the Corporations Act

The fact that, under subsection 411(1) of the Corporations Act, the Court has ordered that the Scheme Meeting be convened and has approved the explanatory statement required to accompany the Notice of Scheme Meeting does not mean that the Court:

•	has formed any view as to the merits of the proposed Scheme or as to how Benitec Shareholders should vote; or
•	has prepared, or is responsible for the content of, the explanatory statement.

Defined terms

Capitalised terms used in this Scheme Booklet are defined in Section 9.1 of this Scheme Booklet. Section 9.2 also sets out some rules of interpretation which apply to this Scheme Booklet.

Not an offer

This Scheme Booklet is not a disclosure document for the purposes of Chapter 6D of the Corporations Act and does not constitute, nor contain, an offer to Benitec Shareholders or a solicitation of an offer from Benitec Shareholders, in any jurisdiction.

No investment advice

This Scheme Booklet has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Benitec Shareholder, or any other person. The information and recommendations contained in this Scheme Booklet do not constitute, and should not be taken as, financial product advice. The Benitec Board encourages you to seek independent legal, financial and taxation advice before making any investment decision and any decision as to whether or not to vote in favour of the Scheme Resolution.

This Scheme Booklet should be read in its entirety before making a decision on whether or not to vote in favour of the Scheme Resolution. In particular, it is important that you consider the potential risks if the Scheme does not proceed, as set out in Sections 3.11 and 6 of this Scheme Booklet, and the views of the Independent Expert set out in the Independent Expert's Report contained in Attachment A to this Scheme Booklet.

If you are in any doubt as to the course you should follow, you should consult an independent and appropriately licensed and authorised professional adviser.

Forward looking statements

This Scheme Booklet contains both historical and forward-looking statements (including in the Independent Expert’s Report). Forward looking statements or statements of intent in relation to future events in this Scheme Booklet (including in the Independent Expert's Report) should not be taken to be forecasts or predictions that those events will occur. Forward looking statements generally may be identified by the use of forward looking words such as 'believe', 'aim', 'expect', 'anticipate', 'intending', 'foreseeing', 'likely', 'should', 'planned', 'may', 'estimate', 'potential', or other similar words. Similarly, statements that describe the objectives, plans, goals, intentions or expectations of Benitec or Holdco are or may be forward looking statements. You should be aware that such statements are only opinions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to Benitec and Holdco and/or the industries in which they operate, as well as general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. Neither Benitec, Holdco nor any of their respective officers, directors, employees or advisers nor any person named in this Scheme Booklet or involved in the preparation of this Scheme Booklet make any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward looking statements in this Scheme Booklet reflect views held only at the date of this Scheme Booklet. Subject to any continuing obligations under the Listing Rules or the Corporations Act, Benitec, Holdco and their respective officers, directors, employees and advisers, disclaim any obligation or undertaking to distribute after the date of this Scheme Booklet any updates or revisions to any forward looking statements to reflect:

•	any change in expectations in relation to such statements; or
•	any change in events, conditions or circumstances on which any such statement is based.

Responsibility statement

Except as outlined below, the information contained in this Scheme Booklet has been provided by Benitec and is its responsibility alone. Except as outlined below, neither Holdco nor any of its respective officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

The Holdco Information has been prepared by, and is the responsibility of, Holdco. Neither Benitec nor any of its Subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

McGrathNicol Advisory Partnership has prepared the Independent Expert’s Report (as set out in Attachment A to this Scheme Booklet) and takes responsibility for that report. None of Benitec, its Subsidiaries, Holdco, nor their respective officers, employees or advisers assume any responsibility for the accuracy or completeness of the information contained in the Independent Expert's Report, except, in the case of Benitec, in relation to the information which it has provided to the Independent Expert.

No consenting party has withdrawn their consent to be named before the date of this Scheme Booklet.

Foreign jurisdictions

The release, publication or distribution of this Scheme Booklet in jurisdictions other than Australia may be restricted by law or regulation in such other jurisdictions and persons outside of Australia who come into possession of this Scheme Booklet should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable laws or regulations.

This Scheme Booklet has been prepared in accordance with the laws of the Commonwealth of Australia and the information contained in this Scheme Booklet may not be the same as that which would have been disclosed if this Scheme Booklet had been prepared in accordance with the laws and regulations of a jurisdiction outside of Australia.

No action has been taken to register or qualify the Holdco Shares or otherwise permit a public offering of such securities in any jurisdiction outside Australia.

Based on the information available to Benitec as at the date of this Scheme Booklet, Scheme Shareholders whose addresses are shown in the Share Register on the Record Date as being in the following jurisdictions outside of Australia will be entitled to have Holdco Shares issued to them pursuant to the Scheme subject to the qualifications, if any, set out below and in Section 8.10 in respect of that jurisdiction:

•	New Zealand;
•	United States;
•	Hong Kong;
•	Singapore; and
•

any other person or jurisdiction in respect of which Benitec is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Holdco Shares to that Scheme Shareholder and, in Holdco’s sole discretion, is not unduly onerous or impracticable for Holdco to do so.

Nominees, custodians and other Benitec Shareholders who hold Benitec Shares on behalf of a beneficial owner resident outside of Australia, New Zealand, Hong Kong, Singapore or the United States may not forward this Scheme Booklet (or any accompanying documents) to anyone outside of these countries without the prior written consent of Benitec.

Scheme Shareholders who are Ineligible Foreign Shareholders will not be issued Holdco Shares.  Instead, the Holdco Shares to which Ineligible Foreign Shareholders would otherwise be entitled to under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those Scheme Shareholders.  Refer to Section 3.4 for further details on the Share Sale Facility.

Notice to Benitec Shareholders in the United States

The Holdco Shares have not been registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.

Holdco is relying on Section 3(a)(10) of the US Securities Act in connection with the consummation of the Scheme and the issuance of Holdco Shares.  Section 3(a)(10) provides an exemption for registration of securities issued in exchange for other securities where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance at which all persons to whom the securities will be issued have the right to appear.  Approval of the Scheme by the Court will be relied upon by Benitec and Holdco for purposes of qualifying for the Section 3(a)(10) exemption.

This Scheme Booklet has not been filed with or reviewed by the SEC or any United States state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

Financial amounts

All financial amounts in this Scheme Booklet are expressed in Australian currency unless otherwise stated.

Any discrepancies between totals in tables or financial statements, or in calculations, graphs or charts are due to rounding.

All financial and operational information set out in this Scheme Booklet is current as at the date of this Scheme Booklet, unless otherwise stated.

Notice regarding Second Court Hearing

At the Second Court Hearing, the Court will consider whether to approve the Scheme following the votes at the Scheme Meeting.

Charts and diagrams

Any diagrams, charts, graphs or tables appearing in this Scheme Booklet are illustrative only and may not be drawn to scale. Unless stated otherwise, all data contained in diagrams, charts, graphs and tables is based on information available as at the Last Practicable Date.

Timetable and dates

All times and dates referred to in this Scheme Booklet are references to times and dates in Australian Eastern Daylight Time (AEDT), unless otherwise indicated. All times and dates relating to the implementation of the Scheme referred to in this Scheme Booklet may change and, among other things, are subject to all necessary approvals from Regulatory Authorities.

Privacy

Benitec may collect personal information in the process of implementing the Scheme. The type of information that it may collect about you includes your name, contact details and information on your security holding in Benitec and the names of persons appointed by you to act as a proxy, attorney or corporate representative at the Scheme Meeting. The collection of some of this information is required or authorised by the Corporations Act.

The primary purpose of the collection of personal information is to assist Benitec to conduct the Scheme Meeting and implement the Scheme. Without this information, Benitec may be hindered in its ability to issue this Scheme Booklet and implement the Scheme. Personal information of the type described above may be disclosed to the Share Registry, third party service providers (including print and mail service providers and parties otherwise involved in the conduct of the Scheme Meeting), authorised securities brokers, professional advisers, related bodies corporate of Benitec, Regulatory Authorities, and also where disclosure is otherwise required or allowed by law.

Benitec Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. If you would like to obtain details of the information about you held by Benitec, please contact the Share Registry.

Benitec Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Scheme Meeting should ensure that they inform such an individual of the matters outlined above.

Benitec Information Line

If you have any questions in relation to this Scheme Booklet or the Scheme, you should call the Benitec Shareholder Information Line on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) Monday to Friday between 8.30am and 5.00pm (AEDT).

Date of Scheme Booklet

This Scheme Booklet is dated 10 February 2020.

Contents

Table of contents

Important dates			1
Overview of this Scheme Booklet			2
Letter from the Executive Chairman			5
1	Frequently asked questions		7
2	Reasons to vote for/against the Scheme		17
	2.1	Introduction	17
	2.2	Why you should vote in favour of Scheme Resolution	17
	2.3	Why you may wish to vote against the Scheme	18
3	Summary of the Scheme		20
	3.1	Background	20
	3.2	Scheme Consideration	20
	3.3	Selling Shareholders	20
	3.4	Share Sale Facility	21
	3.5	Withholding taxes under Share Sale Facility	22
	3.6	Admission of Holdco to Nasdaq	22
	3.7	Directors’ recommendation	22
	3.8	Voting intentions of the Directors	22
	3.9	Independent Expert’s conclusions	23
	3.10	Conditions to the Scheme	23
	3.11	Implications if the Scheme does not proceed	23
	3.12	Your choices as a Benitec Shareholder	24
	3.13	Copy of Share Register	25
	3.14	Warranty and power of attorney by Scheme Shareholder	25
	3.15	No brokerage or stamp duty	25
	3.16	Existing Benitec Shareholder instructions to Benitec	25
	3.17	Delisting of Benitec	25
4	Profile of Benitec		26
	4.1	Introduction	26
	4.2	Benitec Board	26
	4.3	Senior management team	27
	4.4	Capital structure	27
	4.5	Interests of Directors in Benitec securities	29
	4.6	Interests of Directors in securities of Holdco	29
	4.7	Benefits and agreements	29
	4.8	Recent share price history	30
	4.9	Historical financial information	30
	4.10	Material changes to financial position	33
	4.11	Publicly available information about Benitec	33
5	Profile of Holdco		36
	5.1	Overview	36
	5.2	Directors	36
	5.3	Capital Structure	36
	5.4	Rights and liabilities attaching to Holdco Shares	36
	5.5	Employee shares and options plan	37
	5.6	Differences between corporate laws	38
	5.7	Differences between Australian and US financial reporting	57

	5.8	Reporting obligations of Holdco	57
	5.9	Corporate governance structure	61
	5.10	Holdco’s intentions for Benitec’s business, assets and employees following implementation	61
6	Risk Factors		62
	6.1	Introduction	62
	6.2	General market risks	62
	6.3	Specific risks relating to Benitec and the industries in which it operates	62
	6.4	Risks relating to holding Holdco Shares	65
	6.5	Risk factors which may prevent the Scheme from being implemented	66
7	Implementing the Scheme		67
	7.1	Scheme Implementation Agreement	67
	7.2	Voting on the Scheme Resolution	68
	7.3	Court approval of the Scheme	68
	7.4	Deed Poll	68
	7.5	Effective Date	69
	7.6	Record Date and entitlement to Scheme Consideration	69
	7.7	Implementation of the Scheme	69
8	Additional Information		70
	8.1	Effect of the transaction on Benitec’s material contracts	70
	8.2	Australian taxation Implications of the Scheme	70
	8.3	US federal taxation implications	74
	8.4	Disputes and litigation	79
	8.5	Status of Conditions Precedent	79
	8.6	Substantial shareholders of Benitec	80
	8.7	Consents to be named	80
	8.8	Intentions of Directors	81
	8.9	No unacceptable circumstances	81
	8.10	Foreign jurisdictions	81
	8.11	No other material information	83
	8.12	Supplementary disclosure statement	83
9	Definitions and interpretation		85
	9.1	Definitions	85
	9.2	Interpretation	90
	Attachment A
	Independent Expert’s Report
	Attachment B
	Deed Poll
	Attachment C
	Scheme of Arrangement
	Attachment D
	Notice of Scheme Meeting
	Attachment E
	Amended and Restated Scheme Implementation Agreement
	Corporate directory

Important dates

Key dates
Date of this Scheme Booklet	Monday, 10 February 2020
Latest time and date for receipt of the Proxy Form (including proxies lodged online) or powers of attorney by the Share Registry for the Scheme Meeting	10.00am (AEDT) on Tuesday, 24 March 2020
Time and date for determining eligibility to vote at the Scheme Meeting	7.00pm (AEDT) on Tuesday, 24 March 2020
Scheme Meeting	10.00am (AEDT) on Thursday, 26 March 2020

If the Scheme Resolution is approved at the Scheme Meeting the following key dates will apply.

Second Court Date Court order lodged with ASIC and announcement to ASX Effective Date	Monday, 30 March 2020
Share Sale Facility election due	5.00pm (AEST) on Monday, 6 April 2020
Record Date	7.00pm (AEST) on Monday, 6 April 2020
Implementation Date Issue of Holdco Shares to Scheme Shareholders Trading of Holdco Shares on Nasdaq commences	Wednesday, 15 April 2020
Commencement of despatch to Scheme Shareholders of statements confirming the issue of Holdco Shares	Wednesday, 22 April 2020
Share Sale Facility Proceeds will be distributed to relevant Scheme Shareholders who participate in the Share Sale Facility	As soon as reasonably practicable, however this process may require several months

All dates in the above timetable are indicative only and are subject to change. Benitec, in consultation with Holdco, may vary any or all of these dates and times and will provide reasonable notice of any such variation. Certain times and dates are conditional on the approval of the Scheme by Benitec Shareholders and the Court and may depend on factors outside of the control of Benitec. Any changes will be announced by Benitec to ASX and published on Benitec’s website at www.benitec.com.

Overview of this Scheme Booklet

What is this Scheme Booklet for?

This Scheme Booklet contains information about the proposed re-domiciliation of Benitec to the United States by way of the Scheme under which Holdco, a new US company incorporated in accordance with the laws of Delaware, will acquire all Benitec Shares (including such Benitec Shares underlying the American Depositary Shares (ADSs)).

Following implementation of the Scheme, Holdco will become the ultimate parent company of Benitec. It is intended that Holdco will be a public reporting company in the United States with Holdco Shares being listed for trading on Nasdaq on the Implementation Date, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

This Scheme Booklet provides important information for Benitec Shareholders to consider before voting in favour of the Scheme Resolution at the relevant Scheme Meeting to be held at Grant Thornton, Collins Square, Tower 5, 727 Collins Street, Melbourne, Victoria 3008 at 10.00am (AEDT) on Thursday, 26 March 2020.

What will I be entitled to receive if the Scheme proceeds?

If the Scheme is implemented, Scheme Shareholders will receive one Holdco Share for every 300 Scheme Shares held as at the Record Date (Scheme Consideration).

Scheme Shareholders who are Ineligible Foreign Shareholders will not be issued Holdco Shares.  Instead, the Holdco Shares to which Ineligible Foreign Shareholders would otherwise be entitled to under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those Scheme Shareholders.

Any fractional entitlements to Holdco Shares will not be issued to Scheme Shareholders and will instead be aggregated and issued to the Sale Agent to be sold under the Share Sale Facility.

Benitec Shareholders holding less than 50,000 Benitec Shares as at the Record Date may also elect to have all of their Holdco Shares issued to the Sale Agent and sold under the Share Sale Facility.

Refer to Section 3.4 for further details on the Share Sale Facility.

What if I hold ADSs?

Holders of ADSs (ADS Holders) will be entitled to vote on the Scheme Resolution through the ADS Depositary.  ADS Holders may not vote in person at the Scheme Meeting or by proxy other than through the ADS Depositary unless they surrender their ADSs and become holders of the underlying Benitec Shares prior to the date for determining entitlement to vote.

If the Scheme is implemented, Benitec intends to terminate the ADS program.  The ADS Depositary has informed Benitec that it will call for surrender of all outstanding ADSs and will deliver the Holdco Shares and any Share Sale Facility Proceeds (from the sale of fractional entitlements) to ADS Holders upon surrender of their ADSs and payment of any fee for such surrender.

What should I do next?

Step 1: Read this Scheme Booklet in its entirety

You should read this Scheme Booklet carefully in full, including the reasons to vote in favour of or against the Scheme Resolution (as set out in Section 2), before making any decision on how to vote.

Answers to various frequently asked questions about the Scheme Resolution are set out in Section 1. If you have any additional queries about this Scheme Booklet or the Scheme please call the Benitec Shareholder Information Line on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) between 8.30am and 5.00pm (AEDT), visit www.benitec.com or contact your legal, financial, taxation or other professional adviser.

Step 2: Vote at the Scheme Meeting

Entitlement to vote

If you are registered as a Benitec Shareholder on the Share Register at 7.00pm (AEDT) on Tuesday, 24 March 2020, you will be entitled to attend and vote at the Scheme Meeting.

How to vote

In person:

To vote in person, you must attend the Scheme Meeting. All persons entitled to vote will be admitted and given a voting card at the point of entry to the meeting, once they have disclosed their name and address.

By proxy:

You may appoint one or two proxies by using the Proxy Form. Your proxy need not be another Benitec Shareholder. Each proxy will have the right to vote on the poll and also to speak at the Scheme Meeting.

A vote given in accordance with the terms of a proxy appointment is valid despite the revocation of that appointment, unless notice in writing of the revocation has been received by the Share Registry before the start or resumption of the meeting. A proxy is not revoked by the principal attending and taking part in the meeting, unless the principal actually votes at the meeting on the resolution for which the proxy was proposed to be used. If you wish to appoint a second proxy, a second proxy form should be used and you should clearly indicate on the second proxy form that it is a second proxy and not a revocation of your first proxy. You can obtain a second proxy form from the Share Registry.

If you appoint two proxies, each proxy should be appointed to represent a specified proportion of your voting rights. If you do not specify the proportions in the proxy forms, each proxy may exercise half of your votes with any fractions of votes disregarded.

If you return your Proxy Form:

•	without identifying a proxy on it, you will be taken to have appointed the chair of the meeting as your proxy to vote on your behalf; or
•

with a proxy identified on it but your proxy does not attend the meeting, the chair of the meeting will act in place of your nominated proxy and vote in accordance with any directions on your Proxy Form.

The chair of the meeting intends to vote all valid undirected proxies which nominate the chair in favour of the Scheme Resolution, in the absence of a superior proposal.

Proxies of Benitec Shareholders will be admitted to the Scheme Meeting and given a voting card on providing at the point of entry to the meeting, written evidence of their name and address.

Your appointment of a proxy does not preclude you from attending in person, revoking the proxy and voting at the Scheme Meeting.

You must deliver the signed and completed Proxy Form to the Share Registry by 10.00am (AEDT) on Tuesday, 24 March 2020 (or, if the meeting is adjourned or postponed, no later than 48 hours before the resumption of the meeting in relation to the resumed part of the meeting) in any of the following ways:

(a)	Online:

Benitec Shareholders may lodge their proxy online at www.investorvote.com.au and following the instructions on the website.  You will require the information on your Proxy Form to lodge your proxy through the website.

(b)	by post in the provided envelope to the Share Registry:

Computershare Investor Services Pty Limited
GPO Box 1282
Melbourne, Victoria 3001

(c)	by mobile voting:

Scan the QR Code on your Proxy Form and follow the prompts.

(d)	by custodians:

For Intermediary Online subscribers only (custodians) please visit

www.intermediaryonline.com to submit your voting intentions.

(e)	by fax to the Share Registry on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia).

If a voting form is completed under power of attorney or other authority, the power of attorney or other authority, or a certified copy of the power of attorney or other authority, must accompany the completed voting form unless the power of attorney or other authority has previously been noted by the Share Registry.

If you hold Benitec Shares jointly with one or more other persons, in order for your direct vote or proxy appointment to be valid, each of you must sign the voting form.

By attorney:

You may appoint an attorney to attend and vote at the Scheme Meeting on your behalf. Your attorney need not be another Benitec Shareholder. Each attorney will have the right to vote on the poll and also to speak at the Scheme Meeting.

The power of attorney appointing your attorney to attend and vote at the Scheme Meeting must be duly executed by you and specify your name, the company (that is, Benitec), and the attorney, and also specify the meeting at which the appointment may be used. The appointment may be a standing one.

The power of attorney, or a certified copy of the power of attorney, should be lodged at the registration desk on the day of the Scheme Meeting or delivered by post or by facsimile to the Share Registry before 10.00am (AEDT) on Tuesday, 24 March 2020 (or, if the meeting is adjourned or postponed, no later than 48 hours before the resumption of the meeting in relation to the resumed part of the meeting).

Attorneys of Benitec Shareholders will be admitted to the meeting and given a voting card on providing at the point of entry to the meeting, written evidence of their appointment, their name and address, and the name of their appointors.

Your appointment of an attorney does not preclude you from attending in person and voting at the meeting.

By corporate representative:

If you are a body corporate, you may appoint an individual to act as your body corporate representative. The appointment must comply with the requirements of section 250D of the Corporations Act, meaning that Benitec will require a certificate of appointment of body corporate representative to be executed by you in accordance with the Corporations Act.

A form of certificate may be obtained from the Share Registry by calling 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia). The certificate of appointment may set out restrictions on the representative’s powers.

If a certificate is completed under a power of attorney or other authority, the power of attorney or other authority, or a certified copy of the power of attorney or other authority, must accompany the completed certificate unless the power of attorney or other authority has previously been noted by the Share Registry.

Body corporate representatives of Benitec Shareholders will be admitted to the Scheme Meeting and given a voting card on providing at the point of entry to the meeting, written evidence of their appointment, their name and address and the name of their appointors.

Questions?

Further information on the Scheme Meeting can be found in the notice of meeting in Attachment D of this Scheme Booklet.

If you have any questions after reading this Scheme Booklet, please call the Benitec Shareholder Information Line on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) between 8.30am and 5.00pm (AEDT), or contact your legal, financial, taxation or other professional adviser.

Letter from the Executive Chairman

Dear Shareholders,

On 27 November 2019, Benitec announced its intention to re-domicile from Australia to the United States of America.  Benitec is implementing a scheme of arrangement pursuant to which Benitec Biopharma Inc. (Holdco), a new company incorporated for the purpose of effecting the re-domiciliation, will acquire all Benitec Shares and in exchange Benitec Shareholders will receive 1 Holdco Share for every 300 Benitec Shares held as at the Record Date.

Holders of ADSs listed on Nasdaq will be entitled to vote and participate in the Scheme (through the Bank of New York Mellon, the ADS Depositary).

If the Scheme is implemented, Benitec will become a wholly owned subsidiary of Holdco.  Promptly following implementation of the Scheme, Benitec will be delisted from ASX.  Holdco Shares will be admitted to Nasdaq on the Implementation Date, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

Reasons for re-domiciliation

After carefully considering the relative merits of the re-domiciliation, the Benitec Board is of the view that the advantages materially outweigh the disadvantages.  In particular, the Benitec Board believes that the re-domiciliation would provide the following potential benefits:

•

streamline and reduce overhead costs of the group, particularly in respect of compliance, audit and insurance costs, estimated to generate cost savings in excess of A$750,000 per annum once fully implemented;

•	align its corporate and operations structure, noting that the majority of Benitec’s current business and employees are already located in the US;
•

provide access to a broader range of US investors in a market which is familiar with and has a stronger interest in early to mid-stage biotechnology companies, which may lead to a stronger valuation of Holdco over time and improve liquidity in trading of shares; and

•	improve attractiveness as a potential target; and
•	create additional opportunities with potential licensing or joint venture partners.

You should carefully consider the reasons to vote for, and against, the Scheme Resolution set out in Section 2.

Independent Expert

Benitec has engaged McGrathNicol Advisory Partnership to prepare the Independent Expert’s Report for this Scheme Booklet.

The Independent Expert has concluded the Scheme is in the best interests of Benitec Shareholders.

A full copy of the Independent Expert’s Report is also included in Attachment A of this Scheme Booklet.

Recommendation of the Benitec Board

For the reasons set out in this Scheme Booklet, the Benitec Board unanimously recommends that you vote in favour of the Scheme Resolution, subject to no superior proposal emerging and the Independent Expert continuing to conclude the Scheme to be in the best interests of Benitec Shareholders.

Subject to those same qualifications, each member of the Benitec Board that holds or controls Benitec Shares intends to vote in favour of the Scheme.

The Benitec Board will carefully consider any proposal received from third parties in the context of a control transaction (or any other transaction) to determine whether it is a “superior proposal” in the best interests Benitec Shareholders, taking into account a range of relevant factors.  As at the date of this Scheme Booklet, no superior proposal has emerged and the Directors are not aware of any superior proposal that is likely to emerge.

Your vote is important

Your vote is important regardless of how many Benitec Shares you own. If you wish for the Scheme to proceed, it is important that you vote in favour of the Scheme Resolution at the Scheme Meeting.

Further Information

This Scheme Booklet sets out important information regarding the Scheme, and I encourage you to consider it carefully and in its entirety.

If you require any further information, please call the Benitec Shareholder Information Line on 1300 850 505 (within Australia), or +61 3 9415 4000 (outside Australia) between 8:30am and 5:00pm (AEDT).

Conclusion

On behalf of the Benitec Board, I thank you for your continued support as a Benitec Shareholder.  We encourage you to vote in favour of the Scheme, which we believe to be in the best interests of Benitec Shareholders.

Yours sincerely

Jerel A. Banks, M.D., Ph.D.

Executive Chairman and CEO

1	Frequently asked questions

This Section 1 answers some frequently asked questions about the Scheme. It is not intended to address all relevant issues for Benitec Shareholders. This Section 1 should be read together with all other parts of this Scheme Booklet (including the risk factors in Section 6).

Question	Answer	More information
The Scheme, the Scheme Consideration and the Directors’ recommendation
What is the Scheme

The Scheme is a scheme of arrangement between
Benitec and the Scheme Shareholders.

The purpose of implementing the Scheme is to re-
domicile Benitec to the United States so that the new
ultimate parent company of Benitec will be a United
States corporation.

A summary of the Scheme is set out in section 3.
Why is Benitec re-domiciling to the US?	The Benitec Board believes that the re-domiciliation in the United States is in the best interests of the Benitec Shareholders.	Section 2.2 sets out further information regarding the reasons for re-domiciliation.
What is the recommendation of the Directors?

The Directors unanimously recommend that Benitec
Shareholders vote in favour of the Scheme in the
absence of a superior proposal and subject to the
Independent Expert continuing to conclude the Scheme
to be in the best interests of Benitec Shareholders.

The Directors believe that the reasons for Benitec
Shareholders to vote in favour of the Scheme outweigh
any reasons to vote against them.

The Directors encourage you to seek independent legal,
financial, taxation or other appropriate professional
advice before making an investment decision in relation
to your Benitec Shares.

Sections 2.2 and 3.7 set out further details of the Directors’ recommendation.
What are the voting intentions of the Directors?

The Directors intend to vote in favour of the Scheme in
the absence of a superior proposal and subject to the
Independent Expert continuing to conclude the Scheme
to be in the best interests of Benitec Shareholders.

Details of the Relevant Interests of each Director in Benitec securities are set out in Section 4.5.
What is the Scheme Consideration?

If the Scheme becomes Effective, Scheme Shareholders
will receive one Holdco Share for every 300 Benitec
Shares held on the Record Date.

Fractional entitlements to Holdco Shares will be
aggregated and issued to the Sale Agent to be sold
under the Share Sale Facility.  The Share Sale Facility
Proceeds for those fractional entitlements will be
distributed to the relevant Scheme Shareholders who
were entitled to the fractional entitlements.

Section 3.2 contains a summary of the Scheme Consideration.
Am I entitled to receive the Scheme Consideration?

You are entitled to receive the Scheme Consideration for
each Benitec Share you hold at the Record Date
(currently expected to be 7:00pm (AEST) on Monday, 6
April 2020).

Ineligible Foreign Shareholders will not be eligible to
receive Holdco Shares.  Refer to the question ‘What if I
am an Ineligible Foreign Shareholder?’ below.

Section 3.2 contains a summary of the Scheme Consideration.

What if I am an Ineligible Foreign Shareholder?

Holdco will not issue Holdco Shares to Ineligible Foreign
Shareholders, being Benitec Shareholders whose
address shown in the Share Register as at the Record
Date is outside Australia and its external territories, New
Zealand, Hong Kong, Singapore or the United States
unless Holdco is satisfied, acting reasonably, that the
laws of that place permit the offer and issue of Holdco
Shares to that Scheme Shareholder and, in Holdco’s sole
discretion, is not unduly onerous or impracticable for
Holdco to do so.

Holdco Shares that cannot be issued to Ineligible Foreign
Shareholders will be issued to the Sale Agent and sold
under the Share Sale Facility.  The Share Sale Facility
Proceeds will be distributed to the relevant Ineligible
Foreign Shareholders.

Section 3.4 provides further details in respect of the Share Sale Facility.
What is a Selling Shareholder and how do I make a Sale Election?

If you hold less than 50,000 Benitec Shares as at the
Record Date, you may make a Sale Election to have the
Sale Agent sell your Holdco Shares under the Share
Sale Facility.

If you make a valid Sale Election, the Holdco Shares you
would otherwise have received under the Scheme will be
issued to the Sale Agent and sold through the Share
Sale Facility.  You will receive the Share Sale Facility
Proceeds in cash.

To make a valid Sale Election you return the completed
Sale Election Form to the Share Registry by 5.00pm
(AEST) on Monday, 6 April 2020 in accordance with the
instructions on the Sale Election Form.

Refer to Section 3.3.
Why has the exchange ratio of one Holdco Share for every 300 Benitec Shares been selected?

The ratio has been selected by Benitec and Holdco
having regard to:

•       the current trading price of Benitec Shares on ASX;

•       the theoretical trading price of Holdco Shares and
the trading price that is expected of a stock listed on
a major US stock exchange; and

•       the minimum trading price requirement of US$1.00
on the Nasdaq for all continued listings.

Are there any differences between my Benitec Shares and the Holdco Shares I will receive?

Yes, there are certain important differences between the
rights attaching to Benitec Shares and Holdco Shares,
respectively.

The Benitec Shares are currently governed under the
Corporations Act, Benitec Constitution and the Listing
Rules.

The Holdco Shares will be governed under the DGCL and
Holdco’s certificate of incorporation and by-laws.  If
Holdco Shares are approved for trading on Nasdaq, they
will also be subject to the listing rules of Nasdaq.

Section 5.4 includes a summary of the rights and liabilities attaching to Holdco Shares. Refer to Section 5.6 for a summary on the differences between the company law regimes.
When will I receive my Scheme Consideration?

If the Scheme is approved and implemented, you will
receive your Holdco Shares on the Implementation Date,
expected to be Wednesday, 15 April 2020.

Statements detailing your holding of Holdco Shares are
expected to be despatched within 5 Business Days after
the Implementation Date.

Section 3.2 contains further information in respect of the payment of the Scheme Consideration.

What is the Share Sale Facility?

Following the Implementation Date, the Sale Agent will
sell under the Share Sale Facility:

•      Holdco Shares that would have otherwise been
issued to Ineligible Foreign Shareholders;

•      Holdco Shares that would have otherwise been
issued to Selling Shareholders; and

•      aggregated fractional entitlements to Holdco Shares
that Scheme Shareholders would otherwise be
entitled to under the Scheme.

Having regard to the current trading volume of Benitec
Shares on ASX and to ensure that the sale of Holdco
Shares takes place in an orderly market and does not
unnecessarily impact upon the price of Holdco Shares, it
is anticipated that the completion of the sale of Holdco
Shares through the Share Sale Facility and the
distribution of the Share Sale Facility Proceeds may
require several months.  Interest will not be paid on any
Share Sale Facility Proceeds.

There is no guarantee that there will be a liquid market for
Holdco Shares.  Prices for Holdco Shares may rise and
fall during the sale period and will depend on many
factors, including the demand for and supply of Holdco
Shares.  Benitec, Holdco and the Sale Agent cannot
guarantee the price that Holdco Shares will be sold for.

The Share Sale Facility Proceeds will be distributed in
Australian dollars to Ineligible Foreign Shareholders,
Selling Shareholders and Scheme Shareholders who
would otherwise have fractional entitlements to Holdco
Shares as part of their Scheme Consideration.  The
Share Sale Facility Proceeds will be calculated on a
volume weighted average price per Holdco Share, so that
each Scheme Shareholder entitled to such proceeds will
receive the same price per Holdco Share.

US backup withholding may apply to Share Sale Facility
Proceeds payable to a US Holder if such holder fails to
provide its correct taxpayer identification number or
otherwise fails to certify its exemption from backup
withholding. Holders who are required to establish their
exempt status generally will be required to provide a
properly completed applicable IRS Form W-9 or W-8 to
Computershare by 5.00pm (AEST) on Monday, 6 April
2020.

Section 3.4 contains further information in respect of the Share Sale Facility.
When can I start trading my Holdco Shares on Nasdaq?

Holdco will submit a listing application to Nasdaq in
February 2020.  Trading on Nasdaq of Holdco Shares
issued as part of the Scheme Consideration is expected
to commence on the Implementation Date. You may be
unable to trade until you receive your holding statement
confirming the number of Holdco Shares you hold and
your Holder Account Number.  It is the responsibility of
each Holdco Shareholder to confirm their holding before
trading in Holdco Shares.

What is Nasdaq?

The Nasdaq Capital Market.  The ADS and certain
warrants issued by Benitec currently trade on this market.

Given the existing listing on Nasdaq, the Benitec Board
considers that Nasdaq is the appropriate US stock
exchange to list Holdco Shares.

What is the opinion of the Independent Expert?	The Independent Expert has concluded that the Scheme is in the best interests of Benitec Shareholders.	Attachment A contains the Independent Expert’s Report.
What happens if the Independent Expert changes its opinion?	If the Independent Expert changes its opinion, this will be announced to ASX and the Directors will carefully consider the Independent Expert’s revised opinion and advise you of their recommendation.
What will happen if the Scheme does not become Effective?

If the Scheme does not become Effective, Benitec
Shareholders will retain their Benitec Shares and Benitec
will continue as a company domiciled in Australia, with
Benitec Shares trading on ASX and the ADS and certain
warrants issued by Benitec trading on Nasdaq.

The costs of the Scheme have been estimated by Benitec
to be approximately A$650,000. Approximately
A$550,000 of these costs are expected to be payable by
Benitec regardless of whether or not the Scheme
becomes Effective and is implemented.

Section 6 contains further information on the risk factors associated with an investment in Benitec.
Can the Scheme be terminated?

The Scheme Implementation Agreement may be
terminated in certain circumstances, details of which are
summarised in Section 7.1(c). If the Scheme
Implementation Agreement is terminated, the Scheme will
not proceed.

Section 7.1(c) contains further information how the Scheme may be terminated. Attachment E contains a copy of the Scheme Implementation Agreement.
What are my alternatives as a Benitec Shareholder?

As a Benitec Shareholder, you have the following choices
available:

•     vote in favour of the Scheme Resolution – this is the
course of action unanimously recommended by the
Directors, in the absence of a superior proposal;

•     vote against the Scheme Resolution;

•     sell your Benitec Shares on ASX (or Nasdaq in the
form of ADSs, as applicable); or

•     do nothing.

For additional information on how to vote, please refer to
the Section “Overview of this Scheme Booklet”
(commencing on page 2).

Section 3.12 contains further information on your choices as a Benitec Shareholder.
What if I am an ADS Holder?

If you are an ADS Holder, you can only give instructions
to the ADS Depositary to vote at the Scheme Meeting.
You may not vote in person at the Scheme Meeting or by
proxy.

If the Scheme is implemented, Benitec intends to
terminate the ADS program.  The ADS Depositary has
informed Benitec that it will call for surrender of all
outstanding ADSs and will deliver the Holdco Shares and
any Share Sale Facility Proceeds (from the sale of
fractional entitlements) to ADS Holders upon surrender of
their ADSs and payment of any fee for such surrender.

Holdco

Who is Holdco?

Holdco is a newly formed United States company
incorporated under the laws of the state of Delaware for
the specific purpose of becoming the ultimate parent
company of Benitec.

It is intended that Holdco Shares will be listed for trading on Nasdaq on the Implementation Date, subject to
authorisation for listing being obtained from Nasdaq and
official notice of issuance of Holdco Shares from Holdco
.

Section 5 contains further details about Holdco.
Who will be the directors of Holdco following the implementation of the Scheme?

The board of Holdco will initially be the same as the
existing Benitec Board, being:

•     Dr Jerel Banks;

•     Mr Peter Francis;

•     Mr Kevin Buchi; and

•     Ms Megan Boston.

Prior to implementation of the Scheme, Holdco intends to
appoint at least one additional independent non-
executive director to satisfy the Nasdaq listing rules.

Section 5 contains further details about Holdco.
What are Holdco’s intentions for Benitec?	Following implementation of the Scheme, Benitec will become a wholly owned subsidiary of Holdco and be delisted from ASX.	Section 5 contains further details about Holdco’s current intentions for Benitec after the Scheme is implemented.
Will there be changes to the strategy of the Benitec Group following implementation of the Scheme?

The Holdco Board currently intends to operate the
Benitec Group’s business in a manner consistent with
past practice, and to continue the employment of its
current employees, without any major change or
amendment, although the Holdco Board may undertake a
review of the Benitec Group following implementation of
the Scheme and consider whether there are appropriate
measures required to streamline its operations and
structure.  Additionally, future economic, market and
business conditions may cause Holdco to make changes
it considers necessary and in the interests of its
shareholders.

Section 5 contains further details about Holdco’s current intentions for Benitec Group after the Scheme is implemented.

The Conditions Precedent
Are there any conditions to the Scheme?

There are a number of Conditions Precedent that will
need to be satisfied or waived (where capable of waiver)
before the Scheme can become Effective.

As at the Last Practicable Date, the Conditions Precedent
which remain outstanding are (in summary):

•     ASIC and ASX to provide all reliefs, waivers,
confirmations, exemptions, consents or approvals to
implement the Scheme;

•     the Scheme Resolution being passed by Benitec
Shareholders by the Requisite Majority at the Scheme
Meeting;

•     Court approval of the Scheme;

•     all regulatory approvals and consents required from
any Regulatory Authority to implement the Scheme
are obtained;

•     Holdco Shares have been authorised for listing on
Nasdaq, subject to official notice of issuance following
the implementation of the Scheme; and

•     no other orders or restraints being issued by
Regulatory Authorities or the Court.

As at the Last Practicable Date, the Directors are not
aware of any reason why these Conditions Precedent
would not be satisfied or waived with the agreement of
Holdco.

Section 7.1(b) contains further information on the Conditions Precedent, and Section 8.5 contains further information on the status of the Conditions Precedent.
Voting for or against the Scheme
Why should you vote in favour of the Scheme?

Reasons why you should vote in favour of the Scheme
include:

•     the Directors have unanimously recommended voting
in favour of the Scheme, in the absence of a superior
proposal;

•     the Independent Expert has concluded that the
Scheme is in the best interests of Benitec
Shareholders, in the absence of a superior proposal;

•     the re-domiciliation will streamline operations and
reduce costs, and align its corporate and operations
structure, estimated to generate cost savings in
excess of A$750,000 per annum once fully
implemented;

•     the re-domiciliation is likely to improve attractiveness
as a potential target;

•     the re-domiciliation is likely to create additional
opportunities with potential licensing partners;

•     the re-domiciliation will provide access to a broader
range of investors and may lead to a stronger
valuation of the Benitec Group and improved liquidity;
and

•     no superior proposal has been received as at the date
of this Scheme Booklet.

Sections 2.1 and 2.2 contain further information on why you should vote in favour of the Scheme.

Why you may consider voting against the Scheme?

Reasons why you may consider voting against the
Scheme include:

•     you may disagree with the recommendation of the
Directors and the conclusions of the Independent
Expert;

•     You may wish to retain your Benitec Shares which are
listed on the ASX;

•     there will be increased exposure to US law and a
more litigious environment; and

•     there may be US federal income and Australian
taxation consequences for Benitec Shareholders if the
Scheme is implemented.

Sections 2.1 and 2.3 contain further information on why you may consider voting against the Scheme Resolution.
The Scheme Meeting and voting
When and where will the Scheme Meeting be held?	The Scheme Meeting will be held at 10.00am (AEDT) on Thursday, 26 March 2020 at Grant Thornton, Collins Square, Tower 5, 727 Collins Street, Melbourne, Victoria 3008.	The Notice of the Scheme Meeting contained in Attachment D contains further information on the Scheme Meeting.
What will Benitec Shareholders be asked to vote on at the Scheme Meeting?	At the Scheme Meeting, Benitec Shareholders will be asked to vote on whether to approve the Scheme by voting on the Scheme Resolution.	The Scheme Resolution is set out in the Notice of the Scheme Meeting contained in Attachment D.
What is the Benitec Shareholder approval threshold for the Scheme?

In order to become Effective, the Scheme must be
approved by:

•     a majority in number (more than 50%) of Benitec
Shareholders present and voting at the Scheme
Meeting;[1] and

•     at least 75% of the total number of votes cast on the
Scheme Resolution by Benitec Shareholders present
and voting at the Scheme Meeting.

Even if the Scheme is approved by the Requisite Majority
of Benitec Shareholders at the Scheme Meeting, the
Scheme is still subject to the approval of the Court (as
well as other Conditions Precedent).

The Notice of Scheme Meeting contained in Attachment D contain further information on the Scheme approval requirements.
Am I entitled to vote at the Scheme Meeting?

If you are registered as a Benitec Shareholder on the
Share Register at 7:00pm (AEDT) on Tuesday, 24 March
2020, you will be entitled to attend and vote at the
Scheme Meeting.

If you are an ADS Holder, you can only give instructions
to the ADS Depositary to vote at the Scheme Meeting.
You may not vote in person at the Scheme Meeting or by
proxy.

The Notice of the Scheme Meeting contained in Attachment D sets out further information on your entitlement to vote at the Scheme Meeting.

[1]	It should be noted that the Court has the power to waive this requirement.

Should I vote?	Voting is not compulsory. However, the Directors encourage all Benitec Shareholders to vote at the Scheme Meeting.	Sections 2.2, 3.7 and 3.8 provide further information on the Directors’ recommendation and the Directors’ voting intentions.
How can I vote if I cannot attend the Scheme Meeting?

If you would like to vote but cannot attend the Meeting in
person, you can vote by:

•     submitting your proxy online at the following link and
following the instructions: www.investorvote.com.au.
 You will require the information on your Proxy Form
to lodge your proxy through the website;

•     by mailing a completed Proxy Form to the Share
Registry at Computershare Investor Services Pty
Limited, GPO Box 1282, Melbourne, Victoria 3001;

•     mobile voting through scanning the QR Code on your
Proxy Form and following the prompts;

•     for Intermediary Online subscribers only (custodians),
by visiting www.intermediaryonline.com to submit
your voting intentions;

•     faxing a completed Proxy Form to 1800 783 337
(within Australia) or +61 3 9473 2555 (outside Australia));

•     appointing an attorney to attend and vote on your
behalf; or

•     appointing a corporate representative if that option is
applicable to you.

Refer to the Section “Overview of this Scheme Booklet” (commencing on page 2)
Will Holdco vote at any of the Scheme Meeting?	Holdco is not a Benitec Shareholder and is not permitted to vote at the Scheme Meeting.	Section 5 contains further details about the interests of Holdco in Benitec.
When will the results of the Scheme Meeting be known?

The results of the Scheme Meeting are expected to be
available shortly after the conclusion of the meetings and
will be announced to ASX (www.asx.com.au) once
available.

Even if the Scheme is approved by the Requisite Majority
at the Scheme Meeting, the Scheme is still subject to the
approval of the Court (as well as other Conditions
Precedent).

What happens if the Court does not approve the Scheme or the Scheme does not otherwise proceed?

If the Scheme Resolution is not approved, or if the
Scheme Resolution is approved but the Scheme is not
approved by the Court or a Condition Precedent is not
fulfilled or otherwise waived (if applicable), then the
Scheme will not become Effective and will not be
implemented.

In such a scenario, Scheme Shareholders will not receive
the Scheme Consideration but will retain their Benitec
Shares.

Sections 3.11 and 6 contain further information on the implications for Benitec Shareholders if the Scheme does not become Effective.
What happens to my Benitec Shares if I do not vote, or if I vote against the Scheme, and the Scheme becomes Effective?

If the Scheme Resolution is passed by the Requisite
Majorities at the Scheme Meeting, then, subject to the
other Conditions Precedents being satisfied or waived,
the Scheme will be implemented and will be binding on all
Benitec Shareholders, including those who did not vote,
or voted against the Scheme Resolution.

What do I do if I wish to oppose the Scheme?

If you, as a Benitec Shareholder, wish to oppose the
Scheme, you may:

•     attend the Scheme Meeting either in person or by
proxy and vote against the Scheme Resolution; and/or

•     if Benitec Shareholders pass the Scheme Resolution
and you wish to appear and be heard at the Second
Court Hearing and if so advised, oppose the approval
of the Scheme at the Second Court Hearing, you must
lodge a notice of intention to appear at the Second
Court Hearing, attend the hearing and indicate
opposition to the Scheme.

Other questions
Can I sell my Benitec Shares now?

The existence of the Scheme does not preclude you from
selling some or all of your Benitec Shares on ASX (or on
Nasdaq in the form of ADSs) for cash, if you wish,
provided you do so before close of trading on ASX on the
Effective Date (currently proposed to be Monday, 30
March 2020) or, if sold in the form of ADSs, before the
close of trading on Nasdaq the date before the
Implementation Date (currently proposed to be
Wednesday, 15 April 2020).

Benitec intends to apply to ASX for Benitec Shares to be
suspended from official quotation from the close of
trading on the Effective Date. You will not be able to sell
your Benitec Shares (except in the form of ADSs, if
applicable) on-market after this time.

Section 3.12 contains a summary of the choices available to Benitec Shareholders.
Will I have to pay brokerage fees or stamp duty?

You will not have to pay brokerage fees or stamp duty in
connection with receiving whole Holdco Shares under the
Scheme.

However, if you are an Ineligible Foreign Shareholder,
Selling Shareholder or if you are entitled to fractional
Holdco Shares, brokerage fees will be deducted from the
sale proceeds of Holdco Shares sold through the Share
Sale Facility by the Sale Agent.

What are the taxation implications of the Scheme?

Sections 8.2 and 8.3 contains information on the possible
tax treatment for Scheme Shareholders who are
Australian and United States residents, respectively.

Tax consequences can vary according to a Scheme
Shareholder’s particular circumstances. Accordingly, your
decision to vote on the Scheme should be made only
after consultation with a financial, legal, taxation or other professional adviser based on your own investment
objectives, financial situation, taxation position and
particular needs.

Sections 8.2 and 8.3 contains further information on certain tax implications which may be relevant to you.
When will the Scheme becomes Effective?

Subject to satisfaction or waiver (if applicable) of the
Conditions Precedent, including the Scheme Resolution
being approved by the Requisite Majority at the Scheme
Meeting, and the Court, the Scheme will become
Effective on the Effective Date (currently expected to be
Monday, 30 March 2020) and will be implemented on the
Implementation Date (currently expected to be
Wednesday, 15 April 2020).

Section 7.5 contains further information on when the Scheme will become Effective.
Where can I get further information?

For further information, you can call the Benitec
Shareholder Information Line on 1300 850 505 (within
Australia) or +61 3 9415 4000 (outside Australia) between
8.30am and 5.00pm (AEDT).

If you are in doubt about anything in this Scheme Booklet,
please contact your financial, legal, taxation or other professional adviser.

2	Reasons to vote for/against the Scheme
2.1	Introduction

The Scheme has a number of advantages and disadvantages which may affect Benitec Shareholders in different ways, depending on their individual circumstances. Benitec Shareholders should seek professional advice on their particular circumstances, as appropriate.

Section 2.2 provides a summary of some of the reasons why the Directors have unanimously recommended you vote in favour of the Scheme Resolution in the absence of a superior proposal.

Section 2.2 should be read in conjunction with Section 2.3 which sets out reasons why you may wish to vote against the Scheme Resolution.

You should read this Scheme Booklet in full, including the Independent Expert’s Report, before deciding how to vote at the Scheme Meeting. While the Directors acknowledge the reasons to vote against Scheme Resolution, they believe the advantages of the Scheme Resolution significantly outweigh the disadvantages.

2.2	Why you should vote in favour of Scheme Resolution
✓	The Directors unanimously recommend that you vote in favour of the Scheme Resolution in the absence of a superior proposal

The Directors unanimously recommend that Benitec Shareholders vote in favour of the Scheme, in the absence of a superior proposal, and have considered the advantages, disadvantages and risks associated with the Scheme in arriving at this recommendation.

Each member of the Benitec Board intends to vote for the Scheme in respect of their personal holdings of Benitec Shares, and any proxies placed at their discretion, in the absence of a superior proposal.

✓	The Independent Expert has concluded that the Scheme is in the best interests of Benitec Shareholders in the absence of a superior proposal

The Independent Expert has concluded that the Scheme is in the best interests of Benitec Shareholders as, in the Independent Expert’s opinion, the advantages of the Scheme outweigh the disadvantages, both of which are summarised in section 5 of the Independent Expert’s Report.

A copy of the Independent Expert’s Report is set out in Attachment A. Benitec Shareholders are encouraged to read the Independent Expert’s Report carefully, including the assumptions, qualifications and disclaimers on which the Independent Expert’s conclusions are based.

✓	The re-domiciliation will streamline operations and reduce costs, and align its corporate and operations structure

Benitec is currently admitted to both ASX and Nasdaq.  Following implementation of the Scheme, Benitec will be delisted from ASX and Holdco will only be listed on Nasdaq, which will streamline and reduce overhead costs of the group, particularly in respect of compliance, audit and insurance costs, which are increased significantly due to Benitec’s dual-listing structure.

Benitec estimates that the re-domiciliation could generate cost savings in excess of A$750,000 per annum once fully implemented.

Benitec’s current business and the majority of employees are already located in the United States and the re-domiciliation will align its corporate and operations structure.  This may make the overall structure more easily understandable by potential investors.

✓	The re-domiciliation is likely to improve attractiveness as a potential target and its opportunities with potential licensing partners

The Benitec Board believes that the re-domiciliation would improve the attractiveness of the Benitec Group as a potential acquisition target, given that the United States remains one of the most active markets for transactions in the life sciences sector.  The Benitec Board also believes that the same logic would apply for potential licensing partners.

Re-domiciling to the United States would allow any potential control, licensing or other transaction to be completed more quickly and potentially with lower transaction costs.

Further, if in the event that the Benitec Group wished to acquire a target or asset, Benitec Group would also have the ability to issue Nasdaq listed Holdco Shares as consideration, which may be more attractive to certain third parties.

✓	The re-domiciliation will provide access to a broader range of investors and may lead to a stronger valuation of the Benitec Group and improved liquidity

The Directors consider that re-domiciling the Benitec Group to the United States would provide access to a broader range of investors in a market which is familiar with and has a stronger interest in earlier to mid-stage biotechnology companies, which may lead to a re-rating of the Benitec Group, a stronger market capitalisation/ valuation and improved liquidity in trading.

✓	No superior proposal has been received as at the date of this Scheme Booklet

As at the date of this Scheme Booklet, no superior proposal has emerged and the Directors are not aware of any superior proposal that is likely to emerge.

The Benitec Board will carefully consider any proposal received from third parties in the context of a control transaction (or any other transaction) to determine whether it is a “superior proposal” in the best interests Benitec Shareholders, taking into account a range of relevant factors.

2.3	Why you may wish to vote against the Scheme
û	You may disagree with the Directors’ recommendation and the Independent Expert’s conclusion and believe that the Scheme Resolution are not in your best interests

Despite the view of the Directors and the Independent Expert, you may believe that the Scheme is not in the best interests of Benitec Shareholders or not in your individual best interests.

Benitec Shareholders may believe that the opportunities available to Benitec and the potential returns will be superior as an ASX listed company in the long term. Benitec Shareholders may also believe that it is in the best interests of Benitec Shareholders for Benitec to remain as a company domiciled in Australia.

û	You may wish to retain your Benitec Shares which are listed on the ASX

You may wish to maintain your investment profile in an Australian publicly listed company on the ASX.  Holdco Shares are proposed to be listed on Nasdaq and Holdco does not intend to maintain a Chess Depositary Interest (CDI) on the ASX.  Accordingly, Holdco Shares will not be able to be traded on ASX and Benitec Shareholders located outside the US may not be as familiar with trading practices on Nasdaq as they might be with trading practices on the ASX.

You may not wish to hold shares in a publicly traded company domiciled in the United States.  On implementation of the Scheme, Benitec Shareholders will become shareholders in Holdco, a company incorporated in Delaware in the US. Holdco is not subject to the provisions of the Corporations Act or the Listing Rules.

The rights of Holdco Shareholders will instead be governed by the laws of the State of Delaware, including the Delaware General Corporation Law (DGCL), US federal securities law, Nasdaq listing rules and Holdco’s certificate of incorporation and by-laws.

Scheme Shareholders receiving Holdco Shares as part of the Scheme Consideration under the Scheme may also have reduced takeover protection under Delaware and US laws, compared to the protection available under Australian law.

Currently, Australian resident Benitec Shareholders may take action to enforce the provisions of the Benitec Constitution or securities laws applicable to Benitec in Australian courts, applying Australian law.  After implementation of the Scheme, such actions with respect to Holdco will be determined in accordance with US law, and in the courts of the State of Delaware.

Benitec Shareholders should refer to Section 5.4 for a summary of the rights and liabilities attaching to Holdco Shares and Section 5.6 for a summary on the differences between the company law regimes applicable to Benitec and Holdco.

û	Increased exposure to a litigious environment

Holdco may be exposed to increased litigation as a US public company, as the US legal environment is generally more litigious. Under Delaware law, a shareholder must meet certain eligibility and standing requirements to bring a derivative action, but settlement or dismissal of a derivative action requires the approval of the court and notice to shareholders of the proposed dismissal.

Shareholders in the US are entitled to commence class action suits on their own behalf and on behalf of any other similarly situated shareholders to enforce an obligation owed to the shareholders directly where the requirements for maintaining a class action under Delaware law have been met.

There is a risk that any material or costly dispute or litigation could adversely affect Holdco’s reputation, financial performance or value.

û	There may be US federal and Australian taxation consequences for Benitec Shareholders if the Scheme is implemented

Implementation of the Scheme may give rise to US federal and Australian taxation consequences for certain Benitec Shareholders.

These taxation consequences are dependent on the personal circumstances of each Benitec Shareholder.  Accordingly, each Benitec Shareholder should seek their own taxation advice prior to voting on the Scheme.

Benitec Shareholders who are Australian and United States residents should refer to Sections 8.2 and 8.3 for a summary of certain potential tax implications of the Scheme.

3	Summary of the Scheme
3.1	Background

Benitec is a company incorporated in Australia admitted to the ASX and Nasdaq.  To effect the re-domiciliation to the United States, Benitec entered into a Scheme Implementation Agreement with Holdco, a corporation formed under the laws of Delaware, United States for the purpose of the re-domiciliation, under which Holdco will acquire all Benitec Shares, by way of a scheme of arrangement under Part 5.1 of the Corporations Act, pursuant to which Benitec Shareholders will receive Holdco Shares in exchange for the Benitec Shares.

If the Scheme is implemented, Benitec will be delisted from ASX and will become a wholly owned subsidiary of Holdco.

This Section 3 contains an overview of the Scheme, a copy of which is included in Attachment C.

A summary of the Scheme Implementation Agreement is included in Section 7 and a copy of the Scheme Implementation Agreement is in Attachment E to this Scheme Booklet.

3.2	Scheme Consideration

If the Scheme becomes Effective, Scheme Shareholders will receive Scheme Consideration of one Holdco Share for every 300 Scheme Shares held as at the Record Date.

The Scheme Consideration will be issued on the Implementation Date.

Scheme Shareholders who are Ineligible Foreign Shareholders will not be issued Holdco Shares.  Instead, the Holdco Shares to which Ineligible Foreign Shareholders would otherwise be entitled to under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those Scheme Shareholders.

Any fractional entitlements to Holdco Shares will not be issued to Scheme Shareholders and will instead be aggregated and issued to the Sale Agent to be sold under the Share Sale Facility.

The Holdco Shares are currently expected to trade on Nasdaq on the Implementation Date, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

The Implementation Date is currently expected to be Wednesday, 15 April 2020.

A holding statement detailing the issue of Holdco Shares is expected to be despatched to Scheme Shareholders within 5 Business Days after the Implementation Date.

Scheme Shareholders may be unable to trade until they receive the holding statement confirming the number of Holdco Shares held and their Holder Account Number. It is the responsibility of each Scheme Shareholder to confirm their holding before trading in their securities.  Holdco Shareholders who sell their securities before they receive their holding statement do so at their own risk. Benitec and Holdco disclaim all liability (to the maximum extent permitted by law) to persons who trade Holdco Shares before receiving their holding statements.

3.3	Selling Shareholders

Benitec Shareholders holding less than 50,000 Benitec Shares as at the Record Date may also elect to have all of their Holdco Shares issued to the Sale Agent and sold under the Share Sale Facility.  To make a valid Sale Election you return the completed Sale Election Form to the Share Registry by 5.00pm (AEST) on Monday, 6 April 2020 in accordance with the instructions on the Sale Election Form.  Once made, the Sale Election is irrevocable.

Participation in the Share Sale Facility is optional. If no Sale Election is made, or a Sale

Election is invalid, incomplete or it is received after the date specified on the Sale

Election Form, you will not be treated as a Selling Shareholder and will not participate in the Share Sale Facility. Instead, Scheme Shareholders will receive Holdco Shares as Scheme Consideration.

If a Benitec Shareholder holds one or more parcels of Benitec Shares as trustee or nominee for, or otherwise on account of, another person, that Benitec Shareholder may make separate elections in accordance with the election process in respect of each of those parcels.  In order to make separate elections, the trustee or nominee must establish distinct holdings on the Share Register in respect of each parcel of Benitec Shares and must make a separate sale election in respect of each such parcel of Benitec Shares. However, the trustee or nominee may not accept instructions from an underlying beneficiary to make an election unless it is in respect of all parcels of Benitec Shares held by the trustee or nominee on behalf of that beneficiary, and the underlying beneficiary has confirmed to the trustee or nominee that its aggregated beneficial and legal holding of Benitec is less than 50,000 Benitec Shares.

3.4	Share Sale Facility

Holdco will issue:

•	the Holdco Shares that cannot be issued to Ineligible Foreign Shareholders;
•	the Holdco Shares of any Selling Shareholder; and
•	any fractional Holdco Shares,

to the Sale Agent and sold for the benefit of the relevant person.

If the number of fractional Holdco Shares is in aggregate, not a whole number, it will be rounded down to the nearest whole number of aggregate fractional Holdco Shares and issued to the Sale Agent.

Benitec will appoint the Sale Agent for the purpose of selling the above Holdco Shares through the Share Sale Facility on Nasdaq following the Implementation Date.

Benitec will, as soon as practicable, distribute to each Ineligible Foreign Shareholder, Selling Shareholder and Scheme Shareholder who has a fractional entitlement to Holdco Shares their respective proportion of those net proceeds by (at its discretion):

•

making a deposit in Australian currency into an account with an Australian bank notified by the relevant shareholder to Benitec and recorded in or for the purpose of the Share Register as at the Record Date; or

•	sending a cheque in Australian currency by prepaid post to the relevant shareholder’s address as recorded in the Share Register at the Record Date.

Brokerage fees will be deducted from the sale proceeds of Holdco Shares sold through the Share Sale Facility by the Sale Agent.

The final Share Sale Facility Proceeds will be remitted to the relevant Scheme Shareholders based on a volume weighted average price per Holdco Share, so that each Scheme Shareholder entitled to such proceeds will receive the same price per Holdco Share.

Having regard to the current trading volume of Benitec Shares on ASX and to ensure that the sale of Holdco Shares takes place in an orderly market and does not unnecessarily impact the price of Holdco Shares, it is anticipated that the completion of the sale of Holdco Shares through the Share Sale Facility and the distribution of the Share Sale Facility Proceeds may require several months.  Interest will not be paid on any Share Sale Facility Proceeds.  The Share Sale Facility Proceeds will be paid in Australian dollars, converted using the prevailing AUD/US exchange rate at the time of exchange.

The Sale Agent will sell the Holdco Shares at such a price and on such other terms as the Sale Agent determines in good faith (and at the risk of Ineligible Foreign Shareholders, Selling Shareholders, and Scheme Shareholders who have a fractional entitlements to Holdco Shares, as applicable) having due regard for the desire to achieve the best price reasonably available at the time of sale.

There is no guarantee that there will be a liquid market for Holdco Shares.  Prices for Holdco Shares may rise and fall during the sale period and will depend on many factors, including the demand for and supply of Holdco Shares.  Benitec, Holdco and the Sale Agent give no assurance as to the price that will be achieved for the sale of Holdco Shares described above.  The actual price achieved may be more or less than the market value of Benitec Shares as at the date of this Scheme Booklet.

The payment of the Share Sale Facility Proceeds from the sale of Holdco Shares will be in full satisfaction of the rights of Ineligible Foreign Shareholders, Selling Shareholders, and Scheme Shareholders who have fractional entitlements to Holdco Shares.

Under the Scheme, each Ineligible Foreign Shareholder, Selling Shareholder and Scheme Shareholders who have fractional entitlements to Holdco Shares, appoints Benitec as its agent to receive any financial services guide or other notice which may be required to be issued to them by the Sale Agent.

ADS Holders cannot participate in the Share Sale Facility as they are not registered in the Share Register.

3.5	Withholding taxes under Share Sale Facility

US backup withholding may apply to Share Sale Facility Proceeds payable to a US Holder if such holder fails to provide its correct taxpayer identification number or otherwise fails to certify its exemption from backup withholding. Holders who are required to establish their exempt status generally will be required to provide a properly completed applicable IRS Form W-9 or W-8 to Computershare by 5.00 (AEST) on Monday, 6 April 2020.

3.6	Admission of Holdco to Nasdaq

In conjunction with the implementation of the Scheme, Holdco Shares will be admitted to Nasdaq, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

If the Scheme is implemented and Holdco Shares are authorised for admission to Nasdaq, trading in Holdco’s Shares will commence on the Implementation Date. Once admission occurs, Holdco Shareholders may trade their Holdco Shares on Nasdaq.

3.7	Directors’ recommendation

The Directors unanimously recommend that Benitec Shareholders vote in favour of the Scheme in the absence of a superior proposal and subject to the Independent Expert continuing to conclude the Scheme to be in the best interests of Benitec Shareholders.

The Directors believe that the reasons to vote in favour of the Scheme outweigh the reasons to vote against.

See Section 2.2 above for key reasons for vote in favour of the Scheme and other relevant considerations for Benitec Shareholders.

In considering whether to vote in favour of the Scheme, the Directors encourage you to:

•	carefully read all of this Scheme Booklet (including the Independent Expert’s Report);
•	consider the choices available to you as outlined in Section 3.12;
•	have regard to your individual risk profile, portfolio strategy, taxation position and financial circumstances; and
•	obtain financial advice from your broker or financial adviser on the Scheme and obtain taxation advice on the effect of the Scheme becoming Effective.
3.8	Voting intentions of the Directors

Each member of the Benitec Board intends to vote all Benitec Shares held by them or controlled by them in favour of the Scheme in the absence of a superior proposal and subject to the Independent Expert continuing to consider the Scheme to be in the best interests of Benitec Shareholders.

3.9	Independent Expert’s conclusions

Benitec commissioned the Independent Expert to prepare a report on which the Scheme is, in the Independent Expert’s opinion, in the best interests of Scheme Shareholders.

The Independent Expert’s Report is contained in Attachment A.  The Benitec Board encourages you to read the Independent Expert’s Report in full before voting in favour of the Scheme Resolution.

3.10	Conditions to the Scheme

The implementation of the Scheme is still subject to a number of Conditions Precedent. The Conditions Precedent are set out in full in clause 3.1 of the Scheme Implementation Agreement, a copy of which is set out in Attachment E to this Scheme Booklet.

The Scheme will not proceed unless all the Conditions Precedent are satisfied or waived (if applicable) in accordance with the Scheme Implementation Agreement. As at the Last Practicable Date, the Directors are not aware of any reason why these Conditions Precedent would not be satisfied or waived with the agreement of Holdco.

A summary of the Conditions Precedent is included in Section 7.1(b). See also Section 8.5 for more information about the status of the Conditions Precedent as at the Last Practicable Date.

3.11	Implications if the Scheme does not proceed

If the Scheme does not become Effective, Benitec Shareholders will retain their Benitec Shares and Benitec will continue as a company domiciled in Australia, with Benitec Shares trading on ASX and the ADSs and certain warrants issued by Benitec trading on Nasdaq.

The costs of the Scheme have been estimated by Benitec to be approximately A$650,000. Approximately A$550,000 of these costs are expected to be payable by Benitec regardless of whether or not the Scheme becomes Effective and is implemented.

3.12	Your choices as a Benitec Shareholder

As a Benitec Shareholder, you have the following choices available:

Vote in favour of the Scheme Resolution

This is the course of action unanimously recommended by the Directors, in the absence of a superior proposal and subject to the Independent Expert continuing to consider the Scheme is in the best interests of Benitec Shareholders.

To follow the unanimous recommendation of the Directors, you should vote in favour of the Scheme Resolution at the Scheme Meeting on Thursday, 26 March 2020.

For a summary of how to vote on the Scheme Resolution, please refer to the Section “Overview of this Scheme Booklet” (commencing on page 2).

Vote against the Scheme

If, despite the unanimous recommendation of the Directors, you do not support the Scheme, you may vote against the Scheme Resolution at the Scheme Meeting on Thursday, 26 March 2020.

However, if all the Conditions Precedents for the Scheme is satisfied or waived (if applicable) and the Scheme becomes Effective, the Scheme will bind all Benitec Shareholders, including those who vote against the Scheme Resolution and those who do not vote at all.

Sell your Benitec Shares

The existence of the Scheme does not preclude you from selling some or all of your Benitec Shares (including in the form of ADSs) on-market for cash, if you wish, provided you do so before close of trading on ASX on the Effective Date (currently proposed to be Monday, 30 March 2020) or, if sold in the form of ADSs, before the close of trading on Nasdaq the date before the Implementation Date (currently proposed to be Wednesday, 15 April 2020).

Benitec intends to apply to ASX for Benitec Shares to be suspended from official quotation from the close of trading on the Effective Date. You will not be able to sell your Benitec Shares (except in the form of ADSs if applicable) on-market after this time.

Benitec Shareholders who sell some or all of their Benitec Shares (including in the form of ADSs):

•     may incur a brokerage charge;

•     will not be able to participate in the Scheme, or, if one emerges, a superior proposal, in respect of those Benitec Shares they have sold; and

•     may be liable for tax consequences (including CGT) on the disposal of their Benitec Shares.  There are also potential tax consequences if you choose to participate in the Scheme.  Refer to Sections 8.2 and 8.3 for certain tax implications for Scheme Shareholders who are Australian or United States residents.

Do nothing

Benitec Shareholders who elect to not vote at the Scheme Meeting on  Thursday, 26 March 2020 or do not sell their Benitec Shares (or ADSs representing the Benitec Shares) on market will:

•     if the Scheme becomes Effective – have their Benitec Shares transferred to Holdco, by operation of the Scheme and receive the Scheme Consideration; and

•     if the Scheme does not become Effective – retain their Benitec Shares.

ADS Holders should refer to the question “What if I hold ADSs?” in the Section “Overview of this Scheme Booklet” (commencing on page 2).

3.13	Copy of Share Register

Under sections 169 and 173 of the Corporations Act, any Benitec Shareholder has a right to inspect, and to ask for a copy of, the Share Register which contains details of the names and addresses of each Benitec Shareholder.

Benitec may require a Benitec Shareholder to provide reasons for their request prior to providing a copy of the Share Register, and a Benitec Shareholder must not use any information obtained for an improper purpose. A copy of the Share Register will be given to any Benitec Shareholder upon request and payment of the prescribed fee under the Corporations Act where Benitec is satisfied that the details provided are not likely to be used for an improper purpose.

3.14	Warranty and power of attorney by Scheme Shareholder

The terms of the Scheme provide that each Scheme Shareholder is taken to have authorised Benitec to warrant to Holdco that:

•

all their Scheme Shares (including any rights and entitlements attaching to those shares) transferred to Holdco under the Scheme will, as at the date of the transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind; and

•	they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares) to Holdco under the Scheme.

Under the terms of the Scheme, Benitec undertakes that it will provide such warranty to Holdco as agent and attorney of each Scheme Shareholder.

Subject to the Scheme becoming Effective, each Scheme Shareholder irrevocably appoints Benitec and each of its Directors and secretaries (jointly and each of them individually) as its attorney and agent for the purpose of:

•	executing any document necessary or desirable to give effect to the Scheme including the Scheme Share transfer; and
•	enforcing the Deed Poll against Holdco.
3.15	No brokerage or stamp duty

No brokerage or stamp duty will be payable by Scheme Shareholders on the transfer of their Scheme Shares to Holdco under the Scheme.  However, if you participate in the Share Sale Facility, brokerage fees will be deducted from the final proceeds.

3.16	Existing Benitec Shareholder instructions to Benitec

Except for tax file numbers and except as prohibited by law, all instructions, notifications or elections by each Benitec Shareholder to Benitec binding or deemed binding between the Benitec Shareholder and Benitec relating to Benitec or Benitec Shares, including instructions, notifications or elections relating to:

•	whether distributions or dividends are to be paid by cheque or into a specific account; and
•	notices or other communications from Benitec (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by Holdco in its sole discretion) to be made by the Scheme Shareholder to Holdco and to be a binding instruction, notification or election to, and accepted by, Holdco in respect of any Holdco Shares provided to that Scheme Shareholder until and unless that instruction, notification or election is revoked or amended in writing addressed to Holdco or its agent.

3.17	Delisting of Benitec

On a date after the Implementation Date, Holdco will apply for the termination of the official quotation of Benitec Shares on ASX and for Benitec to be removed from the official list of ASX.

4	Profile of Benitec
4.1	Introduction

Benitec is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

The ddRNAi-based genetic medicine currently under development by Benitec (BB-301) represents a product candidate that can, potentially, be used to meaningfully improve upon the existing standard of care for a rare, chronic, life-threatening form of muscular dystrophy.  In the past, the research and development efforts of Benitec have been directed towards disorders that include head and neck squamous cell carcinoma (HNSCC), oculopharyngeal muscular dystrophy (OPMD), wet age-related macular degeneration (AMD) and chronic hepatitis B (HBV).  Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine.  This novel attribute of the investigational agent that is being advanced through non-clinical development could facilitate the achievement of robust clinical activity while greatly reducing dosing frequencies traditionally expected for medicines employed for the management of chronic diseases.  Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potential fatal clinical disorders.

Benitec is based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world.

On 31 July 2019, Benitec announced the completion of a workforce reduction of approximately 50%.  Through streamlining of operations, Benitec retained staff members who are key to the achievement of the core research and development goals.  The rationalisation of resources will result in an extended financial runway for Benitec while allowing Benitec to continue to advance the BB-301 program through development.

Benitec currently has 13 full-time equivalent employees.

The following diagram sets out Benitec’s product candidates and their development status.

4.2	Benitec Board
Name	Position
Jerel A. Banks, M.D., Ph.D.	Executive Chairman and CEO
Peter Francis	Non-Executive Director
Kevin Buchi	Non-Executive Director
Megan Boston	Executive Director

4.3	Senior management team
Name	Position
Jerel A. Banks, M.D., Ph.D.	Executive Chairman and CEO
Megan Boston	Executive Director
4.4	Capital structure

As at the date of this Scheme Booklet, Benitec has the following securities on issue:

Type of security	Number of securities
Current number of Benitec Shares on issue (including Benitec Shares represented by ADSs)	321,287,026
Unlisted options over Benitec Shares with exercise prices ranging from A$0.196 to A$1.25 and expiry dates ranging from 6 May 2020 to 16 May 2024	21,715,000
Quoted warrants (NASDAQ: BNTCW) convertible into one ADS per warrant (representing 11,498,000 Benitec Shares in aggregate) at an exercise price of US$55.00 per ADS issued on exercise and an expiry date of 21 August 2020	57,490
Purchase Warrants exercisable into 312,286 ADSs (equivalent to 64,257,200 Benitec Shares) exercisable at US$7.00 per ADS issued on exercise and an expiry date of 6 December 2024	4

Employee share options plan

As at the date of this Scheme Booklet, Benitec has 21,715,000 unlisted options on issue with exercise prices ranging from A$0.196 to A$1.25 and expiry dates ranging from 6 May 2020 to 16 May 2024 (Employee Options).  The Employee Options have all been issued under Benitec’s Employee Share Option Plan to current employees and officers of Benitec.

On the basis that there is no effective change of control under the Scheme, the Scheme will not trigger the automatic vesting of any Employee Options and the Benitec Board does not intend to accelerate the vesting of the Employee Options or to otherwise make any material change to the terms on which the Employee Options have been issued.  Benitec will request each participant who holds Employee Options to agree to have the terms of the Employee Share Option Plan amended (subject to the Scheme becoming Effective) so that Holdco will be allowed to assume the Employee Share Option Plan and the unlisted options.  If the changes are agreed and the Scheme is implemented, any exercise of the Employee Options (subject to vesting conditions being met) will entitle the holder to one Holdco Share for every 300 Benitec Shares that the participant would have been entitled to had the Scheme not been implemented, subject to rounding.

Following the Implementation Date, Holdco will adopt a new employee incentive plan and no further Employee Options (under the existing Employee Share Option Plan) will be issued.

In the event that any existing participants do not agree to the proposed amendment to allow Holdco Shares to be issued in lieu of Benitec Shares upon exercise of the Employee Options, then following implementation of the Scheme Holdco will consider the available courses of action available to it including compulsory acquisition of the Employee Options under Chapter 6A of the Corporations Act (if possible).

Listed warrants

Benitec also has on issue 57,490 warrants exercisable for ADSs on a one for one basis at an exercise price of US$55.00 per ADS, with an expiry date of 21 August 2020.  The warrants are listed on Nasdaq under ticker code “BNTCW”.

While these warrants are listed on Nasdaq, as at the Last Practicable Date the 50 day average trading volume on Nasdaq of the listed warrants is zero and the exercise price of the warrants is significantly higher than the current market prices of Benitec Shares and ADSs.  Benitec considers that there is no financial rationale or benefit for holders of the listed warrants to exercise them prior to expiration.  Accordingly, the Benitec Board has formed the view that it would be unduly onerous or impractical to take any action in respect of the warrants, such as to implement a separate scheme for Holdco to acquire the warrants, or to invite holders of the listed warrants to have the terms of the warrants amended to enable Holdco Shares to be issued upon exercise of the warrants. Benitec therefore does not intend to take any action in respect of the listed warrants and the warrants will remain on issue on their current terms following implementation of the Scheme until expiry on 21 August 2020, except that from the Implementation Date these warrants will be de-listed from Nasdaq and there will no longer be a market for these warrants as a result of Benitec becoming a Subsidiary of Holdco.

As Benitec’s ADS program is intended to be terminated following implementation of the Scheme, should any listed warrant holder exercise their listed warrants, Holdco will instead issue Holdco Shares to the warrant holder in lieu of ADSs (at a ratio of 1 Holdco Share for every 300 Benitec Shares underlying the ADSs).  There is a risk that warrant holders may consider that Benitec has breached the terms of the listed warrant and bring a claim against Benitec or Holdco.  However, Benitec considers that this risk is minimal for the reasons discussed above and on the basis that Holdco will be issuing Holdco Shares to the warrant holder, which would arguably put the warrant holder in the same financial position such holder would have been in if it had received Benitec ADSs upon exercise.

Purchase Warrants

As part of its registered direct offering announced to ASX on 1 October 2019, Benitec agreed to issue purchase warrants to certain sophisticated and professional investors in the United States.  At Benitec’s 2019 Annual General Meeting held on 29 November 2019, Benitec Shareholders approved the issuance of four purchase warrants exercisable into 321,286 ADSs in aggregate (representing 64,257,200 underlying Benitec Shares) at an exercise price of US$7.00 per ADS (Purchase Warrants).  The Purchase Warrants remain outstanding and are exercisable in whole or in part until 6 December 2024.

Pursuant to the terms of the Purchase Warrants, if Benitec undertakes a “fundamental transaction” at any time while the Purchase Warrants remain outstanding, the holder of a Purchase Warrant may at the holder’s option:

(a)

receive the number of shares of capital stock of the successor or acquiring corporation or of Benitec (if Benitec is the surviving corporation) and any additional consideration receivable as a result of such fundamental transaction; or

(b)

concurrently with, or within 30 days after, the consummation of the fundamental transaction (or, if later, the date of the public announcement of the fundamental transaction) require Benitec or any successor entity to acquire the Purchase Warrant for an amount in cash equal to the black scholes value (calculated in accordance with the terms of the Purchase Warrant) of the remaining unexercised portion of the Purchase Warrant.

The Scheme is a “fundamental transaction” for the purposes of the Purchase Warrant.  As at the Last Practicable Date, the black scholes value of the Purchase Warrants (as calculated in accordance with their terms of issue) is approximately US$1.3 million.

Benitec has entered into discussions with holders of the Purchase Warrants to amend and restate the Purchase Warrants so that:

(a)	the rights and obligations of Benitec under the Purchase Warrants are assigned to Holdco; and
(b)	each holder waives any rights under the Purchase Warrants with respect to the fundamental transaction provision.

If the discussions are unsuccessful, Holdco may be required to acquire the Purchase Warrants from the holders on or after the implementation of the Scheme.

Following the implementation of the Scheme, Holdco will be a public reporting company in the United States with Holdco Shares being listed for trading on Nasdaq on the Implementation Date, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco. After obtaining such listing approval from Nasdaq, Holdco plans to file in due course a post-effective amendment to the registration statement on Form F-1 (Registration No. 333-235412) previously filed by Benitec with the SEC and request the SEC to declare it effective for Holdco. After the effectiveness of such amendment, holders of the Purchase Warrants can continue to rely on the same registration statement for the resale of Holdco Shares issuable after exercising the Purchase Warrants.

4.5	Interests of Directors in Benitec securities
(a)	Relevant Interests of Directors in Benitec securities

As at the date immediately prior to the date of this Scheme Booklet, the Directors had the following Relevant Interests in Benitec securities:

Director	Nature of interest
Jerel A. Banks, M.D., Ph.D.	10,000,000 Employee Options, with an exercise price of A$0.2278 per option (held directly)
Peter Francis	90,000 Benitec Shares (held directly) 546,261 Benitec Shares (held by an entity controlled by Mr Francis) 1,400,000 Employee Options, with an exercise price of A$0.77 per option (held directly)
Kevin Buchi	1,448,210 Benitec Shares (held directly) 840,000 Employee Options over Shares with an exercise price of A$0.77 per option (held directly)
Megan Boston	100,000 Benitec Shares (held by an entity controlled by Ms Boston) 5,000,000 Employee Options, with an exercise price of A$0.2001 per option (held directly)

Each Director intends to vote all Benitec Shares held or controlled by them in favour of the Scheme, in the absence of a superior proposal and subject to the Independent Expert continuing to consider the Scheme to be in the best interests of Benitec Shareholders.

(b)	Dealings of Directors

No Director acquired or disposed of a Relevant Interest in any Benitec Share in the four month period ending on the date immediately prior to the date of this Scheme Booklet.

4.6	Interests of Directors in securities of Holdco
(a)	Relevant Interests in Holdco

As at the date immediately prior to the date of this Scheme Booklet, neither Benitec nor any Director had a Relevant Interest in any securities in Holdco.

(b)	Dealings of Directors in securities of Holdco

No Director acquired or disposed of a Relevant Interest in any securities in Holdco in the four month period ending on the date immediately prior to the date of this Scheme Booklet.

4.7	Benefits and agreements
(a)	Benefits in connection with retirement from office

No payment or other benefit is proposed to be made or given to any director, company secretary or executive officer of Benitec as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in Benitec in connection with the Scheme, other than in his or her capacity as a Benitec Shareholder.

(b)	Agreements connected with or conditional on the Scheme

There are no agreements or arrangements made between any Director and any other person in connection with, or conditional on, the outcome of the Scheme, other than in their capacity as a Benitec Shareholder.

None of the Directors have any interest in any contract entered into by Holdco, other than in their capacity as a Benitec Shareholder.

(c)	Benefits from Holdco

None of the Directors have agreed to receive, or is entitled to receive, any benefit from Holdco, which is conditional on, or is related to, the Scheme, other than in their capacity as a Benitec Shareholder.

4.8	Recent share price history

A summary of the trading prices of Benitec Shares on ASX for various periods leading up to, and following, announcement of the Scheme on ASX is set out below.

Market close on 26 November 2019 (last trading day immediately prior to announcement of Scheme Implementation Agreement)	A$0.046
Volume weighted average price for the 1 month period up to 26 November 2019	A$0.050
Volume weighted average price for the 3 month period up to November 2019	A$0.053
Volume weighted average price for the 6 month period up to 26 November 2019	A$0.058
Market close on 3 February 2020 (Last Practicable Date)	A$0.036
Highest trading price in the 3 month period to 3 February 2020 (Last Practicable Date)	A$0.056
Lowest trading price in the 3 month period to 3 February 2020 (Last Practicable Date)	A$0.030
4.9	Historical financial information

This Section 4.9 sets out summary financial information in relation to Benitec for the purpose of this Scheme Booklet.  The financial information has been extracted from Benitec’s 2018 and 2019 Annual Reports.

The historical financial information of Benitec in this Section 4.9 is presented in an abbreviated form and does not contain all the disclosures, presentations, statements or comparatives that are usually provided in an annual report prepared in accordance with the Corporations Act. Benitec considers that for the purposes of this Scheme Booklet, the historical financial information presented in an abbreviated form is more meaningful to Benitec Shareholders.  The historical financial information of Benitec has been prepared in accordance with the recognition and measurement principles contained in the Australian Accounting Standards.  Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Table 1 – Consolidated statement of profit or loss and other comprehensive income

	FY2019		FY2018	FY2017
Revenue	A$’000 16,159		A$’000 378	A$’000 333
Other income	1,350		4,087	10,507
Total Income	17,509		4,465	10,840
Expenses
Royalties and licence fees	(609)		(451)	(272)
Research and development	(3,104)		(6,890)	(6,925)
Employee benefits expense	(5,025)		(5,094)	(5,015)
Share-based expense	(939)		(434)	(386)
Travel related costs	(350)		(468)	(629)
Consultants costs	(662)		(783)	(976)
Occupancy costs	(648)		(587)	(550)
Depreciation	(221)		(194)	(217)
Corporate expenses	(1,884)		(1,360)	(1,540)
Foreign exchange realized loss	(106)		(39)	(98)
Foreign exchange unrealized loss	-		(5)	(168)
Change in market value of listed investment	(28)		(41)	-
Loss on disposal of fixed assets	(9)		(1)	(7)
Total Expenses	(13,585)		(16,347)	(16,783)
Finance Income	170		242	253
Profit / (Loss) before income tax	4,094		(11,640)	(5,690)
Income tax	-	6	-	-

Profit / (Loss) after income tax for the period attributable to the owners of Benitec Biopharma Limited	4,094		(11,640)	(5,690)
Other comprehensive income / (loss) Items that may be reclassified subsequently to profit and loss
Foreign currency translation loss	(117)		(63)	34
Income tax on items that may be reclassified to profit and loss	-		-	-
Total comprehensive profit / (loss) for the period attributable to the owners of Benitec Biopharma Limited	3,977		(11,703)	(5,656)
Basic earnings income / (loss) cents per share	1.59	28	(5.53)	(3.24)
Diluted earnings income / (loss) cents per share	1.59	28	(5.53)	(3.24)

Table 2 – Consolidated statement of financial position

	FY2019	FY2018	FY2017
ASSETS	A$’000	A$’000	A$’000
Current Assets
Cash and cash equivalents	22,411	16,085	17,375
Other financial assets	181	130	100
Trade and other receivables	3,616	4,255	4,406
Other assets	535	425	281
Total Current Assets	26,743	20,895	22,162

Non-Current Assets
Deposits	13	125	59
Plant and equipment	670	319	445
Total Non-Current Assets	683	444	504

Total Assets	27,426	21,339	22,666

LIABILITIES
Current Liabilities
Trade and other payables	3,556	2,376	919
Provisions	210	171	206
Total Current Liabilities	3,766	2,547	1,125
Non-Current Liabilities
Provisions	-	48	35
Total Non-Current Liabilities	-	48	35

TOTAL LIABILITIES	3,766	2,595	1,160
NET ASSETS EQUITY	23,660	18,744	21,506
Issued capital	164,087	164,087	155,580
Reserves	831	1,492	1,674
Accumulated losses	(141,258)	(146,835)	(135,748)
TOTAL EQUITY	23,660	18,744	21,506

Table 3 – Consolidated statement of cash flows

	FY2019	FY2018	FY2017
	A$’000	A$’000	A$’000
Cash flows from operating activities
Receipts from customers	17,664	237	333
Interest received	164	246	242
Government grants	4,121	4,112	6,274
Receipts of CRO prepayment	-	109	791
Payments to suppliers and employees	(16,092)	(14,498)	(15,944)
Net cash used in operating activities	5,857	(9,794)	(8,304)

Cash flows from investing activities
Payments for plant and equipment	(576)	(83)	(171)
Proceeds from disposal of plant and equipment	6	2	-
Clinical trial deposit	-	(66)	-
Security deposits	-	-	(131)
Net cash used in investing activities	(570)	(147)	(302)

Cash flows from financing activities
Proceeds from issue of shares	-	8,820	8,072
IPO and share issue transaction costs	-	(313)	(133)
Net cash from financing activities	-	8,507	7,939

Net increase/(decrease) in cash and cash equivalents	5,287	(1,434)	(667)
Cash and cash equivalents at the beginning of the financial year	16,085	17,375	18,230
Effects of exchange rate changes on cash and cash equivalents	1,039	144	(188)
Cash and cash equivalents and end of the period	22,411	16,085	17,375

4.10	Material changes to financial position

Other than the direct offering announced to ASX on 1 October 2019, to the Directors’ knowledge there are no material changes to Benitec’s financial position since 30 June 2019, being the date of the last balance sheet laid before the company in general meeting or sent to Benitec Shareholders in accordance with section 314 or 317 of the Corporations Act.

4.11	Publicly available information about Benitec

Benitec is a listed disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations.  Specifically, as a listed company, Benitec is subject to the Listing Rules which require (subject to some exceptions) continuous disclosure of any information Benitec has that a reasonable person would expect to have a material effect on the price or value of Benitec Shares.

Information disclosed to ASX by Benitec is available at www.asx.com.au.

ASIC also maintains a record of documents lodged with it by Benitec and these documents may be obtained from or inspected at any office of ASIC.

Benitec Shareholders may obtain a copy of:

•	its Annual Financial Report for the financial period ended 30 June 2019 (being the full financial report most recently lodged with ASIC before registration of this Scheme Booklet); and

•	any announcement given to ASX by Benitec after the lodgement by Benitec of the Annual Financial Report for the year ended 30 June 2019 and before the date of this Scheme Booklet,

from the ASX website (www.asx.com.au) or free of charge by calling the Benitec Shareholder Information Line on 1300 850 505  (within Australia) or +61 3 9415 4000 (outside Australia) Monday to Friday between 8.30am and 5.00pm (AEDT), or by visiting www.benitec.com.

A list of announcements made by Benitec from 29 August 2019 (being the date on which Benitec lodged its Annual Financial Report for the year ended 30 June 2019 with ASX) to the Last Practicable Date is contained below. Benitec Shareholders may obtain further announcements concerning Benitec from ASX’s website (www.asx.com.au).

A substantial amount of information on Benitec is also available in electronic form at www.benitec.com.

Date	Announcement
29 August 2019	Appendix 4G and 2019 Corporate Governance Statement
16 September 2019	Benitec Provides Update on BB-301 OPMD Program
19 September 2019	Ladenburg Thalmann 2019 Healthcare Conference
24 September 2019	Ladenburg Thalmann Conference Presentation
1 October 2019	Benitec Announces US$2.25 Million Registered Direct Offering
1 October 2019	Notice under Listing Rule 3.10.5A
1 October 2019	Appendix 3B – Warrants
1 October 2019	Appendix 3B – Registered Direct Offering
1 October 2019	Cleansing Notice
2 October 2019	Change in substantial holding
3 October 2019	Becoming a substantial holder
7 October 2019	Becoming a substantial holder
11 October 2019	Change in substantial holding
28 October 2019	Notice of Annual General Meeting / Proxy Form
31 October 2019	Appendix 4C – quarterly
18 November 2019	Benitec Changes ADS Ratio
27 November 2019	Change in substantial holding
27 November 2019	Benitec Announces Re-Domiciliation
28 November 2019	Appendix 3B
29 November 2019	Chairman’s Presentation to Shareholders
29 November 2019	Results of Meeting
2 December 2019	Change in substantial holding
2 December 2019	Change in substantial holding
2 December 2019	Cleansing Notice
5 December 2019	Appendix 2A
6 December 2019	Cleansing Prospectus
10 December 2019	Change in substantial holding
10 December 2019	Appendix 3B
12 December 2019	Change in substantial holding

23 December 2019	Ceasing to be a substantial holder
23 December 2019	Change in substantial holding
2 January 2020	Change in substantial holding
16 January 2020	Change of Director's Interest Notice
17 January 2020	Response to ASX Appendix 3Y Query
29 January 2020	Change in substantial holding
31 January 2020	Appendix 4C - quarterly

5	Profile of Holdco
5.1	Overview

Holdco was incorporated under the laws of the US State of Delaware on 22 November 2019.

Holdco has been incorporated for the purposes of re-domiciling Benitec to the United States.  Holdco will not conduct and will have no current intent to conduct any business other than entering into the agreements and performing the acts which are detailed in this Scheme Booklet.  As Holdco will be a newly formed entity, Holdco’s initial financial statements will be Benitec’s historical financial statements.

If the Scheme is implemented, Holdco’s business will consist entirely of the business of Benitec, which will become a wholly owned subsidiary of Holdco.

5.2	Directors

As at the date of this Scheme Booklet, the directors of Holdco are the existing Directors, being:

•	Dr Jerel Banks;
•	Mr Peter Francis;
•	Mr Kevin Buchi; and
•	Ms Megan Boston.

The Nasdaq listing rules require that a listed company’s board must have a majority of independent directors, being a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Accordingly, prior to implementation of the Scheme, Holdco intends to appoint at least one additional independent non-executive director to satisfy the Nasdaq listing rules.

5.3	Capital Structure

Holdco is authorised to issue up to 10,000,000 shares of common stock of US$0.0001 par value. As at the date of this Scheme Booklet, no Holdco Shares or other securities have been issued by Holdco.

5.4	Rights and liabilities attaching to Holdco Shares

The rights of Holdco Shareholders are governed by the DGCL and Holdco’s certificate of incorporation and by-laws.  If Holdco Shares are approved for trading on Nasdaq, they will also be subject to the listing rules of Nasdaq.

A comparison between the key rights of holders of Benitec Shares and Holdco Shares is set out below. The comparison below is provided in summary form and is not an exhaustive list of all rights of holders of Benitec Shares and Holdco Shares.  It is intended as a general guide only and should be read in conjunction with the disclosures in other Sections of this Scheme Booklet, including Section 5.6.  Benitec Shareholders should consult with their own legal advisers if they have any queries.

Item	Rights of holders of Benitec Shares	Rights of holders of Holdco Shares
Dividends	Each Benitec Share entitles the holder to receive dividends properly declared by the Benitec Board (subject to any unpaid capital on the Benitec Share).	Holdco Shares entitles the holder to receive dividends declared by the Holdco Board out of funds legally available for that purpose.

Item	Rights of holders of Benitec Shares	Rights of holders of Holdco Shares
Winding up

Each Benitec Share entitles the holder to receive in kind the whole or any part of Benitec’s property after payment of all prior claims (i.e. fixed charge holders, preferential creditors and floating charge holders) upon winding up, subject to priority given to any holders of preference shares (of which there are currently none on issue) and the rights of the liquidator under the Corporations Act.

Holdco Shareholders do not have any conversion, redemption or pre-emptive rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of Holdco, Holdco Shareholders will be entitled to receive all of the remaining Holdco assets available for distribution to its shareholders, pro rata in proportion to the number of shares of common stock held by them.

Voting rights

Subject to any voting restrictions under the Listing Rules and Corporations Act, each Benitec Share entitles the holder at any general meeting of Benitec Shareholders (whether in person, by proxy or representative) to one vote on a show of hands and one vote per Benitec Share on a poll.

Holdco’s certificate of incorporation provides that each holder of shares of voting common stock is entitled to one vote for every share of stock entitled to vote.
Transfer of shares	Subject to the Corporations Act and the Listing Rules, Benitec Shares are generally transferable.

Under the DGCL, shares are generally freely transferable.

Transfer of shares may be subject to restrictions imposed by US federal or state securities laws, by the certificate of incorporation or by-laws or by an agreement signed with the holders of shares at issue. Holdco’s current certificate of incorporation and by-laws do not impose any specific restrictions on transfer.

Transfer of shares shall be made only on the stock ledger of Holdco. Where Holdco Shares are certified,  certificates must be surrendered for cancellation before a new certificate, if any, is issued.

5.5	Employee shares and options plan

As set out in Section 4.4, upon implementation of the Scheme, Holdco will assume all obligations in relation to the Employee Options under the existing Benitec Employee Share Options Plan.

Holdco intends to adopt a new employee incentive plan (Holdco EIP) to enable Holdco to issue long-term incentives to Officers and employees of Holdco subsequent to completion of the re-domiciliation.  The Holdco EIP is expected to be in a form and contain provisions which are customary for a US public company admitted to a major stock exchange.  Upon

Holdco Shareholder approval and adoption by Holdco, a copy of the Holdco EIP will be made available at the SEC’s website at www.sec.gov.

5.6	Differences between corporate laws

Benitec is incorporated in Western Australia, Australia.  Holdco is incorporated in Delaware, United States.  As a result, if the Scheme is implemented, different legal regimes will apply to the Benitec Group.

Some of the differences between Australian and Delaware corporate laws could be viewed as advantageous to Benitec Shareholders, while others could be viewed as disadvantageous.

The comparison below is provided in summary form and is not an exhaustive statement of all relevant laws, rules and regulations.  It is intended as a general guide only.  It should be read in conjunction with the disclosures in other Sections of this Scheme Booklet, including Section 5.4.  Benitec Shareholders should consult with their own legal advisers if they have any queries.

Item	Australian position	US position
Dealings with shares
Share capital

Australian law does not contain any concept of authorised capital or par value per share.  The number and issue price of shares is set by the Benitec Directors collectively as a board at the time of each issue.

Holdco’s certificate of incorporation authorises the issue of up to 10,000,000 shares of common stock, US$0.0001 par value per share.
Share buy-backs

Under the Corporations Act, a company may buy-back its shares.  The procedure, which may include shareholder approval, depends on the type of the buy-back and the quantity of shares subject to the buy-back.  Share buy-backs must not materially prejudice the company’s ability to pay its creditors.

The DGCL generally permits Holdco to purchase or redeem its outstanding shares out of funds legally available for that purpose without obtaining stockholder approval, provided that:

•     the capital of Holdco is not impaired;

•     such purchase or redemption would not cause the capital of Holdco to become impaired;

•     the purchase price does not exceed the price at which the shares are redeemable at the option of Holdco; and

•     immediately following any such redemption Holdco shall have outstanding one or more shares of one or more classes or series of stock, which shares shall have full voting powers.

Item	Australian position	US position
Issue of new shares

The Benitec Board is generally free to authorise the issue of additional securities, subject to the Listing Rules and the Corporations Act.

Listing Rule 7.1 prohibits any entity from issuing or agreeing to issue securities in any 12 month period if the issue would exceed 15% of the entity’s fully paid ordinary securities unless it obtains shareholder approval (unless an exception applies).

There are also restrictions under the Corporations Act and the Listing Rules with respect to issuance of securities under certain circumstances, such as to related parties including to directors, unless an exception applies.

If all the shares authorised in Holdco’s certificate of incorporation have not been issued, the Holdco Board may issue shares in such manner, for such consideration and on such terms as the Holdco Board may determine, without stockholder approval, not exceeding the number of authorised shares.

Under the Nasdaq listing rules, shareholder approval is required for certain significant issuances of Holdco securities including issuances in excess of 20% of the voting power or number of shares outstanding before the issuance (or 5% in the case of certain related parties), issuances of company securities that will result in a change in control and issuances in connection with a new or materially amended equity compensation arrangement for officers, directors, employees or consultants.

Item	Australian position	US position
Variation of class rights

The rights and privileges attached to any class of shares may only be varied (subject to the terms of issue of shares of that class and sections 246B to 246E of the Corporations Act) be varied:

•     with the written consent of holders of 75% of the issued shares of the affected class; or

•     by special resolution passed at a meeting of the holders of the issued shares of the affected class.

The Corporations Act provides that shareholders with at least 10% of the votes in the affected class may apply to the court (within a limited time frame) to have the variation, cancellation or modification set aside.

Subject to the shares’ terms of issue, the rights attached to a class of shares are not deemed varied by the issue of further shares of that class.

Under the DGCL, any amendment to Holdco’s certificate of incorporation requires approval by holders of the outstanding shares of a particular class if that amendment would:

•     increase or decrease the aggregate number of authorised shares of that class;

•     increase or decrease the par value of the shares of that class; or

•     alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

If an amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to adversely affect that series without adversely affecting the entire class, then only the shares of the series so affected shall be considered a separate class and entitled to such separate class approval of the proposed amendment.

Under the DGCL, amendments to Holdco’s certificate of incorporation also generally require:

•     a board resolution recommending the amendment; and

•     approval of a majority of the outstanding shares entitled to vote and a majority of the outstanding shares of each class entitled to vote.

Pursuant to Holdco’s by-laws, Holdco’s by-laws may be adopted, amended or repealed by the affirmative vote of a majority of the directors present at a meeting of the Holdco Board or by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of the corporation then issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Item	Australian position	US position
Payment of dividends

The Corporations Act states that a company must not pay a dividend unless its assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend.  The dividend must be fair and reasonable to the company’s shareholders as a whole and must not materially prejudice the company’s ability to pay its creditors.

Under the DGCL, the Holdco Board is permitted to declare and pay dividends to stockholders either:

•     out of Holdco’s surplus, which is defined as the net assets less statutory capital; or

•     if no surplus exists, then out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation’s outstanding stock of all classes having a preference on distribution of assets.

Holders of common stock are entitled to receive dividends when and as declared by the Holdco Board out of funds legally available for that purpose.

Item	Australian position	US position
Directors and governance
Number and nomination of directors

Number

As a public company in Australia, Benitec must have no fewer than three directors (not counting alternate directors), at least two of whom are ordinarily resident in Australia, and at least one company secretary ordinarily resident in Australia.  This is also prescribed in the Benitec Constitution.

Nomination

Under the Listing Rules, an entity must accept nominations for the election of directors up to 35 Business Days (or 30 Business Days in the case of a meeting requested by shareholders) before the date of a general meeting at which the directors may be elected, unless the Benitec Constitution provides otherwise.

Under the Benitec Constitution, except in the case of a director retiring and seeking re-election, a person is only eligible to be appointed as a director by election at a general meeting if Benitec receives at its office at least 30 business days before the relevant general meeting at which the appointment will be considered both a nomination by a Benitec Shareholder and a consent to act as director signed by the person nominated.  A person nominated by the Benitec Board for appointment as a director must be nominated at least 25 business days before the relevant general meeting at which the appointment will be considered.

Number

Holdco’s by-laws provide that the number of directors shall be fixed from time to time exclusively by the board of directors.

Holdco’s by-laws provide that directors may be nominated by either the board of directors or by stockholders entitled to vote in the election of directors generally.

Nomination

Holdco’s by-laws provide that nominations of persons for election to the board of directors at an annual meeting of stockholders shall be made pursuant to Holdco’s notice of meeting of stockholders, or by or at the direction of the board of directors.

Item	Australian position	US position
Removal of directors

A director may only be removed by resolution at a general meeting of Benitec Shareholders.  Under section 203D of the Corporations Act, a notice of intention to move the resolution must be given to the company at least two months before the meeting is to be held.  However, if the company calls a meeting after the notice of intention is given, the meeting may pass the resolution even though the meeting is held less than two months after the notice of intention is given.

The DGCL provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock, or of a single class, entitled to vote generally in the election of directors, voting together as a single class.

Casual vacancies

The Benitec Board may appoint a person to be a director at any time.  Any director so appointed holds office until the next annual general meeting (and is eligible for re- election) and is not taken into account in deciding the rotation or retirement of directors.

Holdco’s by-laws provide that vacancies in the board of directors will be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, unless the board of directors determines by resolution that any such vacancies shall be filled by the stockholders.  Directors so chosen shall serve for the remainder of the full term of the director for which the  vacancy was created or occurred and until such director’s successor shall have been duly elected and qualified.

Item	Australian position	US position
Rotation of directors

The Listing Rules require:

•     a director must not hold office (without re-election) past the third annual general meeting following the director’s appointment, or 3 years, whichever is longer;

•     that an entity must hold an election of directors at each annual general meeting (even if none of the directors have exceeded the above time limit); and

•     directors appointed to fill casual vacancies must not hold office (without re-election) past the next annual general meeting.

The Benitec Constitution also provides that at each annual general meeting, the following directors automatically retire (other than the managing director, although if there is more than one managing director then only one will not be subject to such retirement):

•     one-third of the directors or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third; and

•     any director who has held office for greater than 3 years following their appointment or if that director did not retire at that annual general meeting would, at the next annual general meeting, have held office for more than three annual general meetings following their appointment, whichever is longer.

Under the Benitec Constitution, retiring directors will, unless disqualified under the Corporations Act or the Benitec Constitution, be eligible for election or re-election to the Benitec Board.

Neither the DGCL nor Holdco’s certificate of incorporation provide for mandatory retirement or rotation of directors.

Holdco’s by-laws provide that each director shall hold office until the next annual meeting of stockholders to be held in the first year after the year in which he or she was elected and until his or her successor is elected, except in the case of his or her death, resignation, disqualification, removal or other causes resulting in a vacancy.

Item	Australian position	US position
Remuneration

Under the Listing Rules, the maximum amount to be paid to a company's non-executive directors for their services as directors (other than the salary of an executive director) is not to exceed the amount approved by shareholders in general meeting.

There are also certain restrictions in relation to retirement benefits to directors and other officers under the Corporations Act and the Listing Rules.

Australian law gives shareholders of listed companies the right to participate in a non-binding vote, to be held at the annual general meeting, on the adoption of the remuneration report of the company. The remuneration report is included in the directors’ report and is required to contain a discussion of the board’s policy in relation to remuneration of key management personnel of the company.  However, if 25% or more of the votes cast are against the passing of the resolution for two annual general meetings in a row, the company must put forward a resolution to spill the board of directors.  If the spill resolution is approved, then all directors must stand for re-election at a general meeting to be held within 90 days.

Holdco’s by-laws provide that the directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the board of directors may from time to time determine.  Compensation must be determined by the Holdco Board or a duly authorized committee of the Holdco Board.

Item	Australian position	US position
Release of liability and indemnity of Officers

The Benitec Constitution provides that the company must, to the extent permitted by law, indemnify every Officer (and former Officers) against any liability (other than legal costs) incurred in acting as Officer of Benitec or a Subsidiary, other than a liability:

•     owed to the company or a related body corporate;

•     for a pecuniary penalty order or a compensation order under the Corporations Act; or

•     that did not arise out of conduct in good faith.

The Benitec Constitution also provides that the company must indemnify each Officer (and former Officers) for costs and expenses incurred by an Officer (or former Officer) in defending an action for a liability incurred in acting as Officer of Benitec or its Subsidiary, except for legal costs incurred:

•     in defending any proceedings, whether civil or criminal, in which the Officer is found to have a liability for which they could not be indemnified under the Benitec Constitution;

•     in defending any criminal proceedings in which the Officer is found guilty;

•     in defending proceedings brought by ASIC or a liquidator where the grounds for a court order have been made out (except for costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•     in connection with proceedings for relief to the Officer under the Corporations Act in which the relief is denied by the court.

Holdco’s by-laws provide that, to the fullest extent permitted by the DGCL, Holdco will indemnify, and advance expenses to, a director or officer in an action brought by reason of the fact that the director or officer is or was a director or officer of Holdco, or is, or was, serving at the request of Holdco as a director or officer of any other entity, against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred or suffered by such person in connection therewith.

To the fullest extent permitted by  the DGCL, Holdco may, upon approval by the board of directors, maintain insurance to protect a director and an officer against any expense, liability or loss.

Item	Australian position	US position
Directors’ duties

Under Australian law, directors have a wide range of both general law and statutory duties to Benitec.

These duties are of a fiduciary nature and include the duty to:

•     act in good faith in the best interests of the company as a whole;

•     act for a proper purpose;

•     not improperly use information or their position;

•     to exercise care, skill and diligence; and

•     to avoid actual or potential conflicts of interest.

Under Delaware law, the directors of Holdco have fiduciary obligations, including the duty of care and the duty of loyalty.

The duty of care requires directors to inform themselves of all reasonably available material information before making business decisions on behalf of Holdco and to act with requisite care in discharging their duties to Holdco.

The duty of loyalty requires directors to act in good faith and in Holdco’s best interests.

Item	Australian position	US position
Related party transactions

Chapter 2E of the Corporations Act prohibits Benitec from giving related parties (including any director) a financial benefit unless it falls within an applicable exception, or Benitec obtains shareholder approval in accordance with the Corporations Act and gives the benefit within 15 months after such approval.

Certain transactions with related parties (including any director) is also subject to approval by shareholders under the Listing Rules unless an exception applies, including the issue of securities to related parties and the acquisition or disposal of a substantial asset

Directors are also subject to the Australian common law and statutory duties to avoid actual and potential conflicts of interest and must also comply with:

•     the material personal interest provisions set out in section 191 of the Corporations Act;

•     section 195 of the Corporations Act in relation to being present and voting at a board meeting that considers a matter in which he or she has a material personal interest; and

•     declarations of material personal interests under the Listing Rules in the prescribed form.

Under the DGCL, no contract or transaction between Holdco and one or more of its directors, or between Holdco and any other corporation, partnership, association or other organisation in which one or more of its directors are directors or officers, or have a financial interest, will be void or voidable solely for that reason, or solely because the relevant director is present at or participates in the Holdco Board or committee meeting that authorises the contract or transaction, or solely because the vote of the relevant director is counted for that purpose, if:

•     the material facts as to the director’s relationship or interest, and as to the contract or transaction, are disclosed or known to Holdco Board or committee, and Holdco Board or committee in good faith authorises the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•     the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the Holdco stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

•     the contract or transaction is fair to Holdco as of the time that it is authorised, approved or ratified by Holdco Board, committee or stockholders.

Item	Australian position	US position
Continuous disclosure

Subject to certain limited exceptions, the Corporations Act and Listing Rules require Benitec to immediately disclose to ASX any information concerning the company that a reasonable person would expect to have a material effect on the price or the value of Benitec Shares.

There are also periodic reporting and disclosure rules that apply to the company, requiring it (among other things) to report to the ASX at the end of every half year and annually in respect of its financial statements and reports.

Nasdaq listing rules will generally require disclosure to the public of any material information that would reasonably be expected to affect the value of Holdco’s shares or influence investors’ decisions.

US federal securities laws and regulations and Nasdaq listing rules require Holdco to publicly file with the SEC, among others:

•     annual reports on Form 10-K;

•     quarterly reports on Form 10-Q;

•     current reports containing material information required to be disclosed on Form 8-K;

•     company insider reports; and

•     proxy statement.

Insider trading

Under the Corporations Act, any person who possesses price sensitive information relating to a company or its securities is prohibited (subject to exceptions) from buying or selling those securities or procuring others do so, or from communicating the information to third parties.

US federal securities laws generally prohibit any person who possesses material non-public information relating to Holdco or its securities from buying or selling those securities or procuring others to do so, or from communicating the material non-public information to third parties.

Shareholders’ Meetings
Notice of meetings

For an ASX listed company, notice of a general meeting must be given to shareholders at least 28 days before the date of the proposed meeting.  Notice of the meeting must also be given to each director and to the auditor of the company.

Notice of a stockholders’ meeting shall be delivered not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, except as otherwise provided in Holdco’s by-laws, certificate of incorporation, or as required by the DGCL.

Item	Australian position	US position
Resolutions at general meetings

A resolution at a general meeting is to be passed by a majority of votes cast by those present and voting (including by proxy, attorney or corporate representative), unless the Corporations Act or the Benitec Constitution provides otherwise.

A resolution put to the vote at a members’ meeting must be decided on a show of hands unless a poll is demanded in accordance with the Benitec Constitution either before or on the declaration of the result of the vote on a show of hands.

The company must not count any votes on a resolution purported to be cast by those members who are not permitted to vote (under the Corporations Act or the Listing Rules) on the resolution (or whose votes are to be disregarded) and the relevant notice of meeting states that voting restriction.

Under the Benitec Constitution, no business may be transacted at any general meeting unless a quorum of Benitec Shareholders is present at the commencement of the business. A quorum is three Benitec Shareholders present in person or represented by proxy, attorney or a representative.

Holdco’s by-laws provide that, unless otherwise provided by the DGCL, the certificate of incorporation or the by-laws, at all stockholders’ meetings, the presence, in person, by remote communication, or by duly authorized and executed proxy, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum. All matters other than the election of directors requires the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by duly authorized and executed proxy at the meeting and entitled to vote on the subject matter; directors will be elected by a plurality of votes of the shares present in person, by remote communication, or represented by duly authorized and executed proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, or represented by duly authorized and executed proxy, shall constitute a quorum entitled to take action by vote on the matter, and the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series shall be the act of such class or classes or series.

Item	Australian position	US position

Shareholders have power to adopt, amend or repeal any by-law, provided that in addition to any vote of the holders of any class or series of stock required by the DGCL or certificate of incorporation, the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class or series, is also required.

The DGCL requires the approval of a majority of all votes entitled to be cast by Holdco stockholders for specified actions including:

•     dissolution of the corporation;

•     most mergers or consolidations;

•     amendments to the corporation’s certificate of incorporation.

Special resolutions

The Corporations Act requires certain matters to be resolved by a company by special resolution, including the change of name of the company, a selective reduction of capital or selective share buy-back, the conversion of the company from one type or form to another and a decision to wind up the company voluntarily.

Under the Corporations Act, a special resolution is also required to modify or repeal a company's constitution.

A special resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote.

The DGCL contains no concept of special resolutions.

Item	Australian position	US position
Minority shareholder protections / relief from oppression

Under the Corporations Act, any shareholder of the company can apply for an order from the court in circumstances where the conduct of the company’s affairs, or any actual or proposed act or omission or resolution is either:

•     contrary to the interests of shareholders as a whole; or

•     oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholders in that capacity or any other capacity.

Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.

The court may make any order that it considers appropriate in relation to the circumstances and the company including, among other things, an order that the company be wound up, that the company’s existing constitution be modified or repealed, or that a person is required to do a specified act.

The DGCL contains no equivalent statutory provisions. However, Delaware law may provide judicial remedies to stockholders in comparable circumstances.

Item	Australian position	US position
Takeovers
Takeovers and takeovers defenses

The Corporations Act restricts the acquisition by any person of a “relevant interest” in issued “voting shares” in the company under a transaction where, as a result of the acquisition, that person or someone else’s “voting power” in the company increases from 20% or below to more than 20% or from a starting point that is above 20% and below 90%.  The takeovers prohibition is subject to a number of exceptions detailed in the Corporations Act.  These exceptions include, for example, an acquisition:

•     of not more than 3% of the voting shares during any six month period;

•     made with shareholder approval under section 611(7) of the Corporations Act;

•     made under a takeover bid; or

•     resulting from a scheme of arrangement undertaken in accordance with the Corporations Act and approved by the court.

Any takeover bid must treat all shareholders alike, must not involve any collateral benefits and must comply with the timetable, disclosure and other requirements set out in the Corporations Act.

The purpose of these provisions is to ensure that shareholders in the target company have a reasonable and equal opportunity to participate in any benefits accruing to shareholders through the takeover proposal and that they are given reasonable time and enough information to assess the merits of the proposal.

The DGCL provides that if a holder acquires 15% or more of Holdco’s voting stock, or is an affiliate or associate of Holdco and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within 3 years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder (an “Interested Holder”), Holdco is prohibited from engaging in any business combination with the Interested Holder for a period of 3 years following the time the holder became an Interested Holder.

Such business combinations include, but not limited to, (a) certain mergers or consolidations with the Interested Holder or entities affiliated with the Interested Holder, (b) certain sales, leases, exchanges, pledges, transfers or other dispositions of Holdco assets to the Interested Holder, which assets have an aggregate market value equal to 10% or more of either all of the assets of Holdco or all of the outstanding stock of Holdco and (c) certain transactions which result in the issuance or transfer by Holdco or by any direct or indirect majority owned Holdco subsidiary, to the Interested Holder, of any stock of Holdco or of such Holdco subsidiary.

Item	Australian position	US position

Under Australian takeovers legislation and policy, boards of target companies are limited in the defensive mechanisms that they can put in place to discourage or defeat a takeover bid. For example, it is likely that the adoption of a shareholders' rights plan (or socalled 'poison pill') would give rise to a declaration of unacceptable circumstances by the Australian Takeovers Panel if it had that effect.

The above notwithstanding, Holdco may engage in business transactions with an Interested Holder if: (1) Holdco Board approved the business combination or transaction that resulted in the holder becoming an Interested Holder; (2) upon completion of the transaction, the Interested Holder owned at least 85% of the voting stock at the time the transaction commenced; or (3) the business combination is approved at the time  of the combination or retroactively by the Holdco Board and authorized at an annual or special stockholders’ meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the Interested Holder.

The effect of the restriction is to give Holdco’s board of directors the ability to prevent or inhibit an unsolicited takeover attempt initiated through a merger or asset purchase proposal.  It may also dissuade unsolicited tender offer proposals unless the offeror is confident of achieving the 85% shareholding level via the tender offer.

Certain provisions of the certificate of incorporation and by-laws of Holdco also have the effect of deterring takeovers, such as those provisions:

•     requiring the affirmative vote of at least a majority of the voting power of all then-outstanding Holdco Shares entitled to vote generally in the election of directors in order for stockholders to adopt, amend or repeal any provision of Holdco’s certificate of incorporation;

Item	Australian position	US position

•     requiring the affirmative vote of at least a majority of the voting power of all then-outstanding Holdco Shares entitled to vote generally in the election of directors in order for stockholders to adopt, amend or repeal any provision of Holdco’s by-laws; and

•     providing that the number of directors shall be fixed from time to time in the by-laws or any amendment thereof duly adopted by the stockholders.

The certificate of incorporation and by-laws of Holdco may be amended in the future pursuant to these provisions and the DGCL to authorise additional takeover defence mechanisms.

Item	Australian position	US position
Other
Substantial Shareholding Notices

Under the Corporations Act, a person must give notice to the company and the ASX in the prescribed form generally within two business days if:

•     the person begins to have, or ceases to have, a substantial holding in the company; or

•     if the person has a substantial holding in the company and there is a movement of 1% or more in their holding.

A person has a substantial holding if that person and that person’s associates have a relevant interest in 5% or more of the voting shares in the company.

The Exchange Act requires any shareholder who acquires more than 5% of the outstanding shares of that class to file schedule 13D or 13G reports until their holdings drop below 5%.  Beneficial ownership is defined as holding voting or investment power, directly or indirectly.

Schedule 13D are for active investors in a company while Schedule 13G reports are for passive investors who do not intend to exert control or seek changes in a company. However, those who own more than 20% of a company must file a Schedule 13D report regardless of their passivity.

Both 13D and 13G reports must be filed within 10 days of the purchase resulting in more than 5% of the outstanding shares of a class.

The requirement to file schedule 13D and schedule 13G applies not only to US domestic listed issuers, such as Holdco, but also to foreign private issuers, such as Benitec, listed on a US stock exchange.  Thus, this requirement will not impose any new obligations on Scheme Shareholders.

Item	Australian position	US position
Winding up

A company can be wound up voluntarily by the shareholders. The directors must give a statutory declaration of solvency for such winding up. This procedure is therefore instigated by a solvent company. A shareholders’ voluntary winding up is started by the shareholders passing a special resolution.

If the directors do not give a statutory declaration of solvency, a creditors’ voluntary winding up can commence by the shareholders passing a special resolution. This procedure is therefore instigated by an insolvent company.

Any surplus after payment of debts and interest will go to the shareholders according to the rights attached to their shares. As with unsecured creditors, they would be paid out of free assets or any funds available from charged assets following payment of all prior claims (i.e. fixed charge holders, preferential creditors and floating charge holders).

The DGCL permits the board of directors to authorise the dissolution of Holdco if:

•     a majority of the directors in office adopt a resolution to approve such dissolution at a  meeting called for that purpose;

•     holders of a majority of the issued and outstanding shares entitled to vote on the matter adopt a resolution to approve dissolution at a stockholders’ meeting called for that purpose; and

•     a certificate of dissolution is filed with the Delaware Secretary of State.

The DGCL also permits stockholders to authorise the dissolution of Holdco without board action if:

•     all of the stockholders entitled to vote on the matter provide written consent to dissolution; and

•     a certificate of dissolution is filed with the Delaware Secretary of State.

5.7	Differences between Australian and US financial reporting

If the Scheme is implemented, a different financial reporting regime will apply with respect to Benitec’s accounts.  Benitec will no longer report under International Financial Reporting Standards (IFRS) and instead, will report in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The Holdco Board considers there is no reason to believe that there would be a material difference in reported results under the different accounting principles.  The Holdco Board believes users of the accounts will continue to understand the content of the accounts after Benitec changes from reporting under IFRS to reporting under US GAAP.

Financial reporting under US GAAP would be similar to that under IFRS, although several items would be classified differently and the required reporting timetable will be different.

5.8	Reporting obligations of Holdco

Following implementation of the Scheme, Holdco will be a publicly listed US company and must comply with the applicable US financial reporting requirements.  Holdco will become subject to the reporting requirements of the US Securities Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC in addition to its reporting requirements under the Nasdaq listing rules.  Affiliates of Holdco will also be subject to the short-swing profit disclosure and recovery provisions of Section 16 of the US Securities Act.

There are material differences between Australia and US financial reporting requirements.  A comparison of the financial reporting requirements for Benitec and Holdco is set out below.

The comparison below is provided in summary form and is not an exhaustive statement of all relevant laws, rules and regulations.  It is intended as a general guide only.  Benitec Shareholders should consult with their own legal advisers if they have any queries.

Item	Australian reporting requirements	US reporting requirements
Annual reporting

Under the Corporations Act and Listing Rules, a listed entity is required to:

•    prepare financial statements in respect of each financial year, have the statements audited and obtain an auditor’s report;

•    prepare a directors’ report, which must include a remuneration report for key management personnel;

•    as soon as available but by no later than two months after the end of the financial year, give ASX a preliminary report (which need not be audited) containing the prescribed information;

•    within three months after the end of the financial year, lodge with ASX and ASIC the audited financial statements, directors’ report and auditor’s report; and

•    within four months after the end of the financial year, send the annual report, including the audited financial statements, directors’ report, auditor’s report and a corporate governance statement (or a link to the corporate governance statement) to shareholders who have elected to receive a copy of the report and make available the annual report on a readily accessible website.

Under the Exchange Act, US public companies must file annual reports on Form 10-K with the SEC within a certain period of time (depending on the companies’ public market float) after the end of each fiscal year. Public companies are required to:

•    describe its business, risk factors, the locations of its principal and material physical properties, and any material pending legal proceedings affecting it;

•    provide information on which market its common stock trades, its ticker symbol, and the number of record holders of its common stock as of a recent date;

•    provide a table of certain operating and balance sheet information for its five most recent fiscal years;

•    provide a section on management’s discussion and analysis of the company’s financial condition and results of operations;

•    provide quantitative and qualitative disclosures about market risks it bears;

•    provide audited financial statements for most recently completed fiscal year and certain additional fiscal years, including audited notes to the financial statements;

•    disclose if the company has changed auditors within the last year as a result of (a) any disagreements on accounting principles, financial statement disclosures or audit procedures; or (b) notification from its former auditor that (i) it had inadequate internal controls over financial reporting; (ii) they do not believe they can rely on

Item	Australian reporting requirements	US reporting requirements

management’s representations; or (iii) they no longer believe that previously issued audit reports or financial statements or upcoming financial statements to be issued are reliable or are presented fairly, and this issue is not resolved before the auditors’ departure;

•    state the conclusions of its CEO and CFO regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the fiscal year, including any change in its internal control over financial reporting;

•    describe anything that occurred in the fourth fiscal quarter that was required to be disclosed in a Form 8-K but that was not so disclosed;

•    list its executive officers and directors and their ages, plus disclose certain previous experience for those individuals;

•    describe the compensation of its mostly highly paid executive officers;

•    provide information about its equity compensation plan;

•    describe its policy, if any, regarding the review, approval or ratification of any transaction with a related party and identify any transactions that were not subject to these related party policies;

•    provide a table that lists the fees billed by its auditors in each of the last two fiscal years;

•    provide financial statements, financial schedules, if applicable, and certain exhibits;

•    file Section 302 and Section 906 certificates of the CEO and CFO as required by Sarbanes-Oxley as exhibits; and

•    file financial statements in eXtensible Business Reporting Language format as an exhibit.

Item	Australian reporting requirements	US reporting requirements
Half-year reporting

Under the Corporations Act and Listing Rules, a listed entity is required to:

•    prepare financial statements for the first six months of the financial year have the statements reviewed by the company’s auditor and obtain an auditor’s report;

•    prepare a directors’ report; and

•    within two and a half months after the end of the half-year, lodge the financial statements, directors’ report and auditor’s report with ASX and ASIC.

Half-year reporting is not applicable to US public companies.

Quarterly cash flow reports must be lodged with ASX by certain listed entities (being entities with more than half its assets in cash or assets readily convertible to cash, other than listed investment companies, and mining exploration companies) within one month after each quarter of a listed entity’s financial year.

Under the Exchange Act, US public companies must file quarterly reports on Form 10-Q within a certain period of time (depending on the companies’ public market float) after each of their first three fiscal quarters (and file an annual report on Form 10-K at the end of their fourth fiscal quarter). Public companies are required to:

•    provide unaudited financial statements for the most recently completed fiscal quarter;

•    provide a section on management’s discussion and analysis of company’s financial condition and results of operation;

•    disclose quantitative and qualitative information about market risks;

•    state conclusions of CEO and CFO regarding the effectiveness of company’s disclosure controls and procedures;

Item	Australian reporting requirements	US reporting requirements

•    describe material pending legal proceedings affecting it;

•    provide any material updates as to risk factors from its most recent annual report on Form 10-K;

•    describe any sales of its equity during most recent quarter that were not registered with the SEC; and

•    any other information that should have been previously disclosed in a Form 8-K but that was not so disclosed.

Quarterly reviews by independent registered public accounting firm are required by the SEC and Public Company Accounting Oversight Board.

5.9	Corporate governance structure

As a Delaware entity listed on Nasdaq, Holdco will adopt corporate governance policies and new board committee charters in line with Nasdaq listing standards.  Holdco intends to adopt the same policies and charters as currently in effect for Benitec, with such changes as necessary for Holdco to comply with the rules applicable to US companies listed on Nasdaq.

Pursuant to the Nasdaq listing rules, Holdco will establish and adopt charters for its Audit Committee and Nominating and Governance Committee.  Holdco will also establish a Compensation Committee, the main functions of which are to review, approve and recommend the base salary, equity-based incentives and short-term incentive compensation for the executive officers, approve all long- term equity incentives to Holdco employees, review Holdco’s cash and stock-based incentive compensation plans to assess their effectiveness in meeting Holdco’s goals and objectives and take other actions to meet its responsibilities as set out in its written charter.  Holdco may adopt other charters and policies as the Holdco Board determines is necessary or appropriate.

Holdco is committed to ensuring that its corporate governance systems comply with statutory and stock exchange requirements and to maintaining its focus on transparency, responsibility and accountability.

5.10	Holdco’s intentions for Benitec’s business, assets and employees following implementation

If the Scheme is implemented, Holdco will own all Benitec Shares and Benitec will become a wholly owned subsidiary of Holdco.  No winding up, merger or liquidation of Benitec, nor any transfer of material assets from Benitec to Holdco or any other member of the Benitec Group, is currently contemplated.

The Holdco Board currently intends to operate the Benitec Group’s business in a manner consistent with past practice, and to continue the employment of its current employees, without any major change or amendment, although the Holdco Board may undertake a review of the Benitec Group following implementation of the Scheme and consider whether there are appropriate measures required to streamline its operations and structure.  Additionally, future economic, market and business conditions may cause Holdco to make changes it considers necessary and in the interests of its shareholders.

It is intended that Benitec will be removed from the official listing of the ASX and Holdco will have Holdco Shares traded on Nasdaq.

6	Risk Factors
6.1	Introduction

In considering the Scheme Resolution, you should be aware that there are a number of risk factors, both general and specific, associated with the Scheme.  There are also risks specific to Benitec and/or the industries in which it operates, which could materially adversely affect the future operating and financial performance of Benitec and the value of Benitec Shares.

Benitec Shareholders will continue to be exposed to materially the same general market risks (in Section 6.2) and risks specific to an investment in Benitec (in Section 6.3) that they are exposed to now regardless of whether the Scheme becomes Effective.  These risks are provided in short summary form only given Benitec Shareholders are already exposed to them.  If the Scheme becomes Effective, then in addition to those risks Scheme Shareholders will also gain exposure to the risks in Section 6.4 as shareholders of Holdco.

The outline of the risks set out in this Section 6 is a summary only and should not be considered exhaustive. This Section 6 does not purport to list every risk that may be applicable to Benitec Shareholders now or in the future. Further, the occurrence or consequences of some of the risks described in this Section 6 may be partially or completely outside the control of Benitec, its Directors and senior management team.

These risk factors do not take into account the individual investment objectives, financial situation, position or particular needs of Benitec Shareholders. Before deciding how to vote in relation to the Scheme Resolution, you should have a sufficient understanding of these matters, having regard to your own individual risk profile, portfolio strategy, investment objectives, financial circumstances and taxation position. If you do not understand any part of this Scheme Booklet or are in any doubt as to how to vote in relation to the Scheme Resolution, it is recommended that you seek professional guidance from your financial, legal, taxation or other independent and qualified professional adviser before deciding how to vote.

You should carefully consider the risk factors discussed in this Section 6, as well as the other information contained in this Scheme Booklet before voting on the Scheme Resolution.

6.2	General market risks

Like many listed companies, Benitec is exposed to a number of general risks that could materially adversely affect its financial position, assets and liabilities, reputation, profits, prospects and the market price and/or value of Benitec Shares.

These could include any or all of the following:

•	fluctuations in economic conditions in Australia and internationally, including fluctuations in economic growth, interest rates, exchange rates, the level of inflation and employment levels;
•	fluctuations in Australian and overseas stock markets;
•

changes in government fiscal, monetary, regulatory and foreign policy in relevant jurisdictions and changes to political or judicial policies or conditions (including the impact of referendums in relevant jurisdictions);

•	increases in expenses (including wage inflation);
•	changes to accounting or financial reporting standards; and
•	natural disasters and catastrophic events.
6.3	Specific risks relating to Benitec and the industries in which it operates
•	Benitec anticipates that it will continue to incur significant net losses for the foreseeable future and it may never achieve or maintain profitability.

•

Benitec will need to continue its efforts to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain capital when needed may negatively impact Benitec's ability to continue as a going concern.

•

Developing ddRNAi products is expensive, and Benitec expects its research and development expenses to increase substantially in connection with its ongoing activities, particularly as it advances its product candidates in preclinical studies and in future clinical trials and as it undertakes preclinical studies of new product candidates.

•

Benitec's product candidates are based on ddRNAi technology. Currently, no product candidates utilising ddRNAi technology have been approved for commercial sale and Benitec's approach to the development of ddRNAi technology may not result in safe, effective or marketable products.

•

Benitec is early in its product development efforts and its current product candidates are still in preclinical or early clinical development. Benitec may not be able to obtain regulatory approvals for the commercialisation of some or all of its product candidates.

•

Benitec may find it difficult to enrol patients in, and patients could discontinue their participation in, any future clinical trials, which could delay or prevent any future clinical trials of its product candidates and make those trials more expensive to undertake.

•

If Benitec is unable to successfully develop related diagnostics for its therapeutic product candidates, or experience significant delays in doing so, Benitec may not achieve marketing approval or realise the full commercial potential of its therapeutic product candidates.

•

Even if Benitec completes the necessary preclinical studies and clinical trials, it cannot predict when or if Benitec will obtain regulatory approval to commercialise a product candidate or the approval may be for a more narrow indication than Benitec expects.

•

Even if Benitec obtains and maintains approval for its product candidates from the US Food and Drug Administration, Benitec may never obtain approval for its product candidates outside of the United States, which would limit Benitec's market opportunities and adversely affect its business.

•	Benitec may not be able to obtain orphan drug exclusivity, where relevant, in all markets for its product candidates.
•

Benitec's prospects for successful development and commercialisation of Benitec's products are dependent to varying degrees upon the research, development, commercialisation, and marketing efforts of Benitec's potential collaborators.

•	Benitec has not entered into agreements with any third-parties to manufacture, support commercialisation or establish sales and marketing of its product candidates.
•

Physicians, patients, third-party payers or others in the medical community may not be receptive to Benitec's product candidates, and Benitec may not generate any future revenue from the sale or licensing of its product candidates.

•

Benitec faces competition from entities that have developed or may develop product candidates for its target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to Benitec's.

•	A variety of risks outside of Benitec's control associated with international operations could adversely affect Benitec's business.
•	The insurance coverage and reimbursement status of newly approved products is uncertain.
•

Benitec's relationships with third-party payers, healthcare professionals and customers in the United States and elsewhere may be subject to anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose Benitec to significant penalties.

•

Negative public opinion and increased regulatory scrutiny of gene therapy and genetic research may damage public perception of Benitec's product candidates or compromise its ability to conduct its business or obtain regulatory approvals for Benitec's product candidates.

•

Benitec may not successfully engage in strategic transactions or enter into new collaborations, which could adversely affect Benitec's ability to develop and commercialise product candidates, impact its cash position, increase its expenses and present significant distractions to its management.

•	Any inability to attract and retain qualified key management and technical personnel would impair Benitec's ability to implement its business plan.
•	Benitec's collaborations with outside scientists and consultants may be subject to restriction and change.
•	Benitec may experience difficulties in managing its growth and expanding its operations.
•

Benitec's employees, independent contractors, principal investigators, contract research organisations, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and insider trading.

•	Benitec could face potential product liability and, if successful claims are brought against it, Benitec may incur substantial liability and costs.
•

Benitec and its development partners, third-party manufacturers and suppliers use biological materials and may use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

•

Benitec's internal computer and information technology systems, or those of its collaborators and other development partners, third-party contract research organisations or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of Benitec's product development programs.

•

Benitec's current laboratory operations are concentrated in one location and any events affecting this location may seriously compromise Benitec's ability to operate its business and continue the development of its product candidates.

•

If Benitec is unable to obtain or protect intellectual property rights related to its product candidates, Benitec may not be able to obtain exclusivity for its product candidates or prevent others from developing similar competitive products.

•	Benitec relies on licence relationships with a number of third parties for portions of its intellectual property, including platform technology patents relating to its ddRNAi technology.
•	Third-party claims of intellectual property infringement may prevent or delay Benitec's development and commercialisation efforts.
•	Benitec may not be successful in obtaining or maintaining necessary rights to gene therapy product components and processes for its development pipeline through acquisitions and in-licenses.
•

Benitec may enter into licence agreements with third parties, and if it fails to comply with its obligations in such agreements under which Benitec licenses intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its licensors, Benitec could lose licence rights that are important to its business.

•

Benitec may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful, and issued patents covering its product candidates could be found invalid or unenforceable if challenged in court.

•	Benitec's results of operations will be affected by the level of royalty payments that it is required to pay to third parties.

•	The licences Benitec grants to its collaborators to use its ddRNAi technology are exclusive to the development of product candidates for certain conditions.
•	Changes in US patent law could diminish the value of patents in general, thereby impairing Benitec's ability to protect its products.
6.4	Risks relating to holding Holdco Shares

Change in jurisdiction

Delaware law, US federal law and Nasdaq listing rules will apply to Holdco, a company incorporated in the State of Delaware, with the Holdco Shares proposed to be listed on Nasdaq.

Holdco Shareholders effectively will have different rights to the rights they had as Benitec Shareholders as they will no longer be governed by the Corporations Act and Listing Rules.

Differences may arise in respect of rights where a takeover bid is made for Benitec, minority shareholders’ rights (for example, in statutory derivative actions or to requisition shareholders meetings) and related party transaction regulation compared to an Australian ASX-listed public company.

Benitec Shareholders should carefully consider the summary of differences between the various comparisons between Benitec and Holdco’s legal and financial reporting requirements in Sections 5.6, 5.7 and 5.8.

Share market volatility

There is currently no public market for Holdco Shares.  It is important to recognise that once the Holdco Shares are traded on Nasdaq, their price may rise or fall and they might trade at prices below or above the current equivalent price for Benitec Shares.  There is no guarantee that the listing of Holdco Shares would “re-rate” the valuation of the Benitec Group as it currently stands on the ASX.

Factors affecting the price at which Holdco Shares are traded on Nasdaq include domestic and international conditions.  In addition, the prices of many listed entities’ securities are affected by factors that might be unrelated to the operating performance of the relevant company.  Those fluctuations might adversely affect the price of Holdco Shares.

Trading liquidity in Holdco Shares

Once the Holdco Shares are quoted on Nasdaq, there can be no guarantee that an active trading market for the Holdco Shares will develop or that the price of Holdco Shares will increase.  There may be few potential buyers or sellers of the Holdco Shares at any time, which may increase the volatility of the market price of Holdco Shares.  It may also affect the prevailing price at which Holdco Shareholders are able to sell their Holdco Shares, which may result in a market price that is less than the current equivalent price for Benitec Shares.

Dividends

Any future determination to declare cash dividends will be made at the discretion of the Holdco Board, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit Holdco’s ability to pay dividends, and will depend on its financial condition, operating results, capital requirements, general business conditions and other factors that the Holdco Board may deem relevant.

Holdco does not anticipate paying any cash dividends on Holdco Shares in the foreseeable future.  As a result, a return on your investment will only occur if Holdco’s Share price appreciates.

US legal environment is more litigious

Holdco may be exposed to increased litigation as a US public company, as the US legal environment is generally more litigious. Under Delaware law, a shareholder must meet certain eligibility and standing requirements to bring a derivative action, but settlement or dismissal of a derivative action requires the approval of the court and notice to shareholders of the proposed dismissal.

Shareholders in the US are entitled to commence class action suits on their own behalf and on behalf of any other similarly situated shareholders to enforce an obligation owed to the shareholders directly where the requirements for maintaining a class action under Delaware law have been met.

There is a risk that any material or costly dispute or litigation could adversely affect Holdco’s reputation, financial performance or value.

6.5	Risk factors which may prevent the Scheme from being implemented

Conditions Precedent

The Scheme is subject to a number of Conditions Precedent, including Court approval and any approvals from ASX and ASIC and the approval of Benitec Shareholders.

There is a risk that the applicable regulatory or Court approvals may not be obtained, or may be obtained subject to conditions which Benitec and/or Holdco (as applicable) are not prepared to accept (acting reasonably), or may be delayed, or that Benitec Shareholders may not approve the Scheme.

Benitec Shareholders should be aware that the costs of the Scheme have been estimated by Benitec to be approximately A$650,000. Approximately A$550,000 of these costs are expected to be payable by Benitec regardless of whether or not the Scheme becomes Effective and is implemented.

7	Implementing the Scheme
7.1	Scheme Implementation Agreement
(a)	Overview

Benitec and Holdco originally entered into a scheme implementation agreement on 27 November 2019 pursuant to which Benitec agreed to undertake the Scheme and also a warrant scheme.  Benitec and Holdco subsequently decided not to proceed with the warrant scheme and replaced the original scheme implementation agreement with an amended and restated scheme implementation agreement on 30 January 2020 (Scheme Implementation Agreement) to that effect. A full copy of the Scheme Implementation Agreement is set out in Attachment E to this Scheme Booklet.

The key terms of the Scheme Implementation Agreement are summarised below. This is a summary only and you should refer to the full copy of the Scheme Implementation Agreement for full details.

(b)	Conditions Precedent

Implementation of the Scheme is conditional on the satisfaction (or waiver, if applicable) of all of the following Conditions Precedent:

•

ASIC and ASX: Before 8.00am on the Second Court Date, ASIC and ASX issue or provide all reliefs, waivers, confirmations, exemptions, consents or approvals, and have done all other acts, necessary, or which Benitec and Holdco agree are desirable, to implement the Scheme and such reliefs, waivers, confirmations, exemptions, consents, approvals or other acts (as the case may be) have not been withdrawn, suspended or revoked at 8.00am on the Second Court Date.

•	Shareholder approval: Benitec Shareholders approve the Scheme by the Requisite Majority in accordance with the Corporations Act.
•	Court approval: The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.
•

Regulatory approvals: Before 8.00am on the Second Court Date the approvals of each Regulatory Authority which Holdco and Benitec agree (acting reasonably) are necessary to implement the Scheme or conduct the Benitec Group’s business on and from the implementation of the Scheme lawfully and in a manner consistent with its conduct prior to the Implementation Date.

•

Independent Expert: The Independent Expert issues a report which concludes that the Scheme is in the best interests of Benitec Shareholders before the date on which this Scheme Booklet is lodged with ASIC.

•

Nasdaq approval: Prior to 8:00am on the Second Court Date, the Holdco Shares have been authorised for listing on Nasdaq, subject to official notice of issuance following the implementation of the Scheme and any customary conditions.

•

Regulatory intervention: No Court or Regulatory Authority has issued or taken steps to issue an order, temporary restraining order, preliminary or permanent injunction, decree or ruling or taken any action enjoining, restraining or otherwise imposing a legal restraint or prohibition preventing the Scheme and no such order, decree, ruling, other action or refusal is in effect as at 8.00am on the Second Court Date.

A summary of the status of the Conditions Precedent is set out in Section 8.5.

(c)	Termination

The Implementation Deed may be terminated by either Benitec or Holdco if:

•	Material Breach: at any time prior to 8:00am on the Second Court Date, if the other party is in material breach of the Implementation Deed in certain circumstances; or

•	Mutual Termination: if agreed to in writing by Benitec and Holdco.
7.2	Voting on the Scheme Resolution

The Scheme will only become Effective and be implemented if:

•	the Requisite Majority of Benitec Shareholders approve the Scheme Resolution at the Scheme Meeting;
•	the Court approves the Scheme at the Second Court Hearing; and
•	all Conditions Precedents have been satisfied or waived (if applicable) by the End Date.

Passing of the Scheme Resolution by Benitec Shareholders requires approval by both:

•	a majority in number (more than 50%) of Benitec Shareholders present and voting at the Scheme Meeting – it should be noted that the Court has the power to waive this requirement; and
•	at least 75% of the total number of votes cast on the Scheme Resolution by Benitec Shareholders present and voting at the Scheme Meeting.
7.3	Court approval of the Scheme

In the event that:

•	the Scheme is approved by the Requisite Majority at the Scheme Meeting (see Section 7.2 for the approval requirements); and
•	all Conditions Precedent (except Court approval of the Scheme) have been satisfied or waived (if they are capable of being waived),

then Benitec will apply to the Court for orders approving the Scheme.

The Court may refuse to grant the orders referred to above even if the Scheme is approved by the Requisite Majority of the Benitec Shareholders at the Scheme Meeting.

The date on which the Court will hear Benitec’s application for approval of the Scheme is the Second Court Date, which is expected to be on Monday, 30 March 2020. Any change to this date will be announced through the ASX. The hearing will be held at the Supreme Court of Queensland, 415 George Street, Brisbane, Queensland 4000.

Each Benitec Shareholder has the right to appear at the Second Court Hearing. Any Benitec Shareholder who wishes to oppose approval of the Scheme at the Second Court Hearing may do so by filing with the Court, and serving on Benitec, a notice of appearance, in the prescribed form, together with any affidavit on which the Benitec Shareholder wishes to rely at the Second Court Hearing at least one day before the Second Court Hearing.

7.4	Deed Poll

As at the date of this Scheme Booklet, the Deed Poll has been executed by Holdco in favour of the Scheme Shareholders, under which Holdco covenants:

•	to provide, or to procure the provision of, the Scheme Consideration payable to the Scheme Shareholders in accordance with the Scheme, subject to the Scheme becoming Effective; and
•	to undertake all other actions attributed to Holdco under the Scheme.

A copy of the Deed Poll is contained in Attachment B.

7.5	Effective Date

If the Court approves the Scheme, the Scheme will become Effective on the Effective Date (currently expected to be Monday, 30 March 2020), being the date an office copy of the Court order from the Second Court Hearing approving the Scheme is lodged with ASIC. Benitec will, on the Scheme becoming Effective, give notice of that event to ASX.

7.6	Record Date and entitlement to Scheme Consideration

If the Scheme becomes Effective, Benitec Shareholders on the Share Register on the Record Date (currently expected to be 7.00pm (AEST) on Monday, 6 April 2020) will be entitled to receive the Scheme Consideration in respect of the Scheme Shares they hold as at the Record Date.

7.7	Implementation of the Scheme

If the Scheme becomes Effective, the Scheme Consideration will be issued on the Implementation Date (currently expected to be Wednesday, 15 April 2020).

Holdco will also issue:

•	the Holdco Shares that cannot be issued to Ineligible Foreign Shareholders;
•	the Holdco Shares of any Selling Shareholder; and
•	any fractional Holdco Shares,

to the Sale Agent and sold through the Share Sale Facility for the benefit of the relevant person.  Refer to Section 3.4 for additional information on the Share Sale Facility.

8	Additional Information
8.1	Effect of the transaction on Benitec’s material contracts

There are no material contracts held by Benitec which would be affected by the implementation of the Scheme.

8.2	Australian taxation Implications of the Scheme

Benitec is not able to consider the potential tax implications of each shareholder. Based on current shareholder information the majority of Benitec Shareholders are residents of Australia and the US. This section and the following section contain a general summary of potential Australian and US tax implications of the Scheme based on the tax laws as at the date of this Scheme Booklet.

The summary in this section is intended to serve as a general summary of the Australian income tax, Goods and Services Tax (GST) and stamp duty implications of the Scheme, in respect of Benitec Shareholders. This summary is for informational purposes only.  It is not tax advice and it should not be relied upon as tax advice.

The tax implications of the Scheme will depend upon your personal circumstances. Accordingly, you should consult your personal taxation advisor in respect of the tax consequences to you of the Scheme.

Benitec has not sought any rulings from the Australian Taxation Office in relation to the Scheme and does not intend to do so.  The Australian Taxation Office may disagree with the discussion below and its views may be upheld by a court.

This section does not consider the consequences of the Scheme for holders of ADS.  ADS Holders should consult their personal taxation advisors in respect of the tax consequences of the Scheme.

Australian income tax considerations of the Scheme for Australian-resident Benitec Shareholders

The following discussion outlines the key Australian income tax implications of the Scheme only for Benitec Shareholders who are Australian residents for Australian tax purposes and who hold their Benitec Shares on capital account.

The below discussion does not apply to Benitec Shareholders who hold their shares on revenue account, as trading stock or subject to the Taxation of Financial Arrangements provisions of the income tax legislation.

CGT

CGT Event A1 may apply to Benitec Shareholders upon disposal of their Benitec Shares in exchange for Holdco Shares.  The CGT event should occur on the Implementation Date, which is when the change in ownership of the Benitec Shares occurs.

Benitec Shareholders may make:

•

A capital gain to the extent that the market value of the Holdco Shares and cash (if sold under the Share Sale Facility) they receive under the Scheme exceeds their cost base in their Benitec Shares, subject to the availability of CGT roll-over relief; or

•

A capital loss to the extent that the market value of the Holdco Shares and cash (if sold under the Share Sale Facility) they receive under the Scheme is less than their reduced cost base in their Benitec Shares.

The cost base of Benitec Shares will generally include the amount paid to acquire them or the market value of any property given to acquire them, plus certain incidental costs such as brokerage.  However, the actual cost base will depend on the Benitec Shareholder’s own circumstances.

If an Australian-resident Benitec Shareholder makes a capital gain in respect of the disposal of their Benitec Shares but is for any reason not able to access scrip-for-scrip roll-over relief as described below, a CGT discount may be available. Relevantly, the CGT discount is available in respect of capital gains made on the disposal of CGT assets held by an individual, a trust or certain superannuation or life insurance entities for at least 12 months (not including the date of acquisition or disposal). Generally, the discount allows the relevant taxpayer to reduce the gain made by 50% if the taxpayer is an individual or a trust, and by 33 1/3% if the taxpayer is a qualifying superannuation or life insurance entity.

Benitec Shareholders who make a capital gain on disposal of their Benitec Shares will be required to include that gain in calculating their net capital gain for the income year.  If they make a net capital gain, they will need to include the amount of that net capital gain (if any) in their assessable income.

Roll-over relief

Scrip-for-scrip roll-over relief should enable Australian-resident Benitec Shareholders to disregard any capital gain they may make on disposal of the Benitec Shares, to the extent that they receive Scheme Consideration in the form of Holdco Shares.  Benitec Shareholders will not be able to obtain the roll-over if any capital gain they might make from their Holdco Shares would be disregarded (except because of a roll-over).

Benitec Shareholders will need to choose the roll-over to apply.  This choice may be demonstrated by the way their tax return is completed for the income year in which they would otherwise make the capital gain.

Benitec Shareholders will not be able to choose the roll-over to the extent that they receive anything other than Holdco Shares in exchange for their Benitec Shares under the Scheme.  This will include a Benitec Shareholder who receives cash in lieu of Fractional Holdco Shares, or as a result of a Sale Election.  While a partial roll-over should still be available to the extent those Benitec Shareholders receive Holdco Shares, they may make a capital gain or capital loss as set out above to the extent they receive cash.

A roll-over may be available but additional conditions will be need to be satisfied if any Benitec Shareholder holds a “significant stake” in Benitec before the Scheme and in Holdco after the Scheme is implemented.  A person will hold a significant stake if, together with any associates (as defined in the income tax law), they hold 30% or more of the voting, capital or dividend rights in the company, or rights to acquire those rights.

The roll-over would not be available for a Benitec Shareholder who makes a capital loss on the disposal of their Benitec Shares.

Cost base and acquisition date of Holdco Shares

To the extent that Benitec Shareholders qualify for scrip-for-scrip roll-over relief and choose the roll-over, their cost base in the Holdco Shares should include their cost base for the Benitec Shares they previously held (taking into account the potential different number of shares held in each). To the extent that Benitec Shareholders qualify for partial roll-over relief, then the cost base of the Benitec Shares should be apportioned between the Holdco Shares and the cash received in lieu of Holdco Shares.

For the purposes of the potential availability of the CGT discount on a later disposal of Holdco Shares, each Holdco Share should be treated as if it was acquired at the time at which the corresponding Benitec Share was originally acquired.

For Benitec Shareholders who are not eligible for the roll-over or do not choose the roll-over, the Holdco Shares should be taken to be acquired on the Implementation Date for the market value of their Benitec Shares at the Implementation Date.

Dividends on Holdco Shares

The following comments are also based on the Australian tax laws as at the date of this Scheme Booklet.  Benitec Shareholders should be aware that the laws may change after the date of this Scheme Booklet and the consequences of holding Holdco Shares will be subject to the laws as they stand at the relevant time.

The assessable income of an Australian resident for Australian tax purposes includes the ordinary income derived directly and indirectly from Australian and worldwide sources.

Accordingly, after the Scheme is implemented, an Australian-resident Holdco Shareholder will be required to include in its assessable income the gross amount of any dividends it may receive from Holdco when those dividends are paid or credited to them.

Where a Holdco Shareholder is an Australian resident company that holds (directly or indirectly) at least 10% of the “direct participation” interests in Holdco, dividends received from Holdco may be treated as non-assessable non-exempt income if certain requirements are met.

Sale or other disposal of Holdco Shares

The following comments are also based on the Australian tax laws as at the date of this Scheme Booklet.  Benitec Shareholders should be aware that the laws may change after the date of this Scheme Booklet and the consequences of disposing of Holdco Shares will be subject to the laws as they stand at the relevant time.

Any capital gain derived from the disposal of Holdco Shares held on capital account should be included in calculating a Holdco Shareholder’s net capital gain for the income year.  The resulting net capital gain (if any) should be included in the assessable income of an Australian-resident Holdco Shareholder and taxed accordingly. An Australian-resident Holdco Shareholder will make a capital gain to the extent that the capital proceeds (in Australian dollars) of that disposal exceeds the cost base (in Australian dollars). An Australian-resident Holdco Shareholder will make a capital loss if the capital proceeds (in Australian dollars) of that disposal are less than the reduced cost base (in Australian dollars).

If an Australian-resident Holdco Shareholder receives any foreign capital proceeds (i.e., in US dollars), such proceeds should be converted into Australian dollars at the prevailing exchange rate at the time of the disposal for Australian tax purposes.

However, in certain circumstances, Holdco Shareholders may be wholly or partly exempted from Australian income tax on a disposal of their Holdco Shares.  This may include where their Holdco Shares are attributable to a permanent establishment in another country or where they are entitled to the benefit of a provision of a double tax agreement between Australia and another country.  Lastly, and in broad terms, a capital gain or capital loss on disposal of Holdco Shares may be reduced by a percentage to which the underlying assets of Holdco are used in the “active business”, where a Holdco Shareholder is an Australian resident company that holds a “direct voting percentage” of 10% or more in Holdco throughout a 12 month period that began no earlier than 24 months before the time of the disposal and ended no later than that time.

Foreign Income Tax Offsets (FITO)

Australian-resident Holdco Shareholders may be entitled to claim a FITO for an income year where they have paid foreign income tax on amounts included in their assessable income for the year.

A FITO is a credit that is used to reduce the Australian income tax that would otherwise be payable. Australian-resident Holdco Shareholders should generally, and subject to limitations applicable to their particular circumstances, be entitled to a FITO for tax withheld from dividends paid by Holdco.

A FITO should also be available to Australian-resident Holdco Shareholders for the foreign tax applicable, if any, on any gain derived from the disposal of Holdco Shares.

Australian income tax considerations of the Scheme for Non-Australian-resident Benitec Shareholders

The following discussion outlines the key Australian income tax implications of the Scheme only for Benitec Shareholders who are non-residents for Australian tax purposes and who hold their Benitec Shares on capital account.

The below discussion does not apply to Benitec Shareholders who hold their shares on revenue account, as trading stock or subject to the Taxation of Financial Arrangements provisions of the income tax legislation.

CGT

CGT Event A1 may apply to non-resident Benitec Shareholders upon disposal of their Benitec Shares in exchange for Holdco Shares.  The CGT event should occur on the Implementation Date, which is when the change in ownership of the Benitec Shares occurs.

Benitec Shareholders may make:

•

A capital gain to the extent that the market value of the Holdco Shares and cash (if any) they receive under the Scheme exceeds their cost base in their Benitec Shares, subject to the availability of CGT roll-over relief; or

•	A capital loss to the extent that the market value of the Holdco Shares and cash (if any) they receive under the Scheme is less than their reduced cost base in their Benitec Shares.

However, any capital gain or loss may be disregarded by a non-resident Benitec Shareholder if their Benitec Shares do not constitute “Taxable Australian Property” (TAP). The Benitec Shares should only be considered TAP if:

•

more than 50% of the market value of Benitec’s assets is attributable to Australian real property (i.e., a freehold or leasehold interest in Australian real property, or mining, quarrying or prospecting rights in land in Australia, whether held directly or indirectly through its subsidiaries); or

•	the Benitec Shareholder used the shares at any time in carrying on a business through an Australian permanent establishment.

The Benitec Group does not hold material interests in Australian real property. Accordingly, if the Benitec Shareholder has not used their Benitec Shares at any time to carry on a business through an Australian permanent establishment, any capital gain or loss made by the Benitec Shareholder should be disregarded.

In relation to non-resident Benitec Shareholders who hold their Benitec Shares on capital account and have used their Benitec Shares to carry on a business through an Australian permanent establishment, to the extent that:

•

a Benitec Shareholder realises a capital gain from exchanging their Benitec Shares for Holdco Shares under the Scheme, they may be able to choose to apply scrip-for-scrip roll-over relief (discussed above) if their Holdco Shares would also be TAP; or

•	a capital loss arises, scrip-for-scrip roll-over relief should not apply. Instead, the capital loss would be treated as arising at the time of disposal of the Benitec Shares.

Benitec Shareholders will not be able to obtain the roll-over if any capital gain they might make from their Holdco Shares would be disregarded (except because of a roll-over).  This may include situations in which Benitec Shares are TAP in the hands of a Benitec Shareholder but the Holdco Shares received in exchange are not TAP.

To the extent that non-resident Benitec Shareholders qualify for scrip-for-scrip roll-over relief and choose the roll-over, their cost base in the Holdco Shares should include their cost base for the Benitec Shares they previously held (taking into account the potential different number of shares held in each). To the extent that Benitec Shareholders qualify for partial roll-over relief, then the cost base of the Benitec Shares should be apportioned between the Holdco Shares and the cash received in lieu of Holdco Shares.

A roll-over may be available but additional conditions will be need to be satisfied if any Benitec Shareholder holds a “significant stake” in Benitec before the Scheme and in Holdco after the Scheme is implemented.  A person will hold a significant stake if, together with any associates (as defined in the income tax law), they hold 30% or more of the voting, capital or dividend rights in the company, or rights to acquire those rights.

For Benitec Shareholders who are not eligible for the roll-over or do not choose the roll-over, the Holdco Shares should be taken to be acquired on the Implementation Date for the market value of their Benitec Shares at the Implementation Date.

GST

No GST liability should arise to Benitec Shareholders on either the disposal of their Benitec Shares or on the acquisition of Holdco Shares under the Scheme.

Stamp duty

No stamp duty should payable by Benitec Shareholders on either the disposal of their Benitec Shares or on the acquisition of Holdco Shares under the Scheme.

8.3	US federal taxation implications

The following is a summary of certain material US federal income tax consequences of the (i) Scheme and (ii) post Scheme ownership and disposition of Holdco Shares. This summary is based upon the US Internal Revenue Code of 1986, as amended (“Code”) and US Treasury regulations promulgated thereunder, published guidance and court decisions, each as in effect on the date hereof, all of which are subject to change, or to changes in interpretation, possibly with retroactive effect. Benitec has not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) as to any US federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

The following discussion assumes the Scheme will be consummated as described herein, and applies only to Benitec Shareholders receiving Holdco Shares (rather than cash from the Share Sale Facility) that hold their Benitec Shares and ADSs, and that will hold their shares of Holdco received pursuant to the Scheme, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion assumes that Benitec Shareholders will receive Holdco Shares representing at least 80 percent of the outstanding Holdco Shares and that Holdco will directly own all of the Benitec shares after the Scheme. This discussion does not address all aspects of US federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, tax with respect to foreign currency gains and losses, or to any holder subject to special treatment under the Code, including, but not limited to:

•	A person who directly, indirectly or constructively owns 10 percent or more of the Benitec ADSs and/or Benitec Shares (or Holdco Shares after the Scheme);
•	Financial institutions or broker-dealers;
•	Mutual funds;
•	Tax-exempt organizations (including private foundations);
•	Insurance companies;
•	Dealers in securities or foreign currencies;
•	Traders in securities who elect to use a mark-to-market method of accounting;
•

Controlled foreign corporations and their direct and indirect shareholders, or any foreign corporation with respect to which there are one or more “United States shareholders” within the meaning of Section 951(b) of the Code;

•	Passive foreign investment companies and their direct and indirect shareholders;
•	US expatriates and certain former US citizens or long-term residents;
•

“S” corporations, partnerships and their partners, or other entities or arrangements classified as partnerships for US federal income tax purposes, grantor trusts, or other pass- through entities (and investors therein);

•	Holders who acquired their Benitec Shares or ADSs through the exercise of options or otherwise as compensation;

•

Holders who hold their Benitec Shares or ADSs (or Holdco Shares after the Scheme) as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated transaction for US federal income tax purposes;

•	Regulated investment companies;
•	Real estate investment trusts; and
•	Investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement.

In addition, this summary does not address any aspect of non-US, state, local, estate, gift or other tax law that may be applicable to a holder. This summary is intended to provide only a general summary of certain US federal income tax consequences of the Scheme to holders of Benitec Shares and ADSs and post Scheme ownership and disposition of Holdco Shares. The US federal income tax laws are complex and subject to varying interpretation. Accordingly, the IRS may not agree with the tax consequences described in this Scheme Booklet, and there is no assurance that the IRS’ position would not be sustained in a court. Each holder of Benitec Shares and ADSs should consult their own tax advisor regarding the US federal, state, local, non-US and other tax consequences to them of the receipt of Holdco Shares in exchange for Benitec Shares and ADSs pursuant to the Scheme, and the ownership and disposition thereof.

For purposes of this summary, a “US Holder” is a beneficial owner of ADSs or Benitec Shares that is, for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or an entity classified as a corporation for US federal income tax purposes), created in, or organised under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or
•

a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a US person under the Code.

If a partnership (or other entity treated as a “tax transparent” entity for US tax purposes) is the beneficial owner of Benitec Shares or ADSs, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend on the status of the partner (or interest holder) and the activities of the partnership (or tax transparent entity).

A Non-US Holder is a beneficial owner (other than a partnership) of Benitec Shares or ADSs that is not a US Holder (as defined above). The following discussion assumes that a Non-US Holder does not have a trade or business or permanent establishment in the United States.

In general, for US federal income tax purposes, US Holders of ADSs will be treated as the beneficial owners of the underlying common stock represented by the ADSs.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR US FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE HOLDCO SHARES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-US TAX LAWS AND ANY OTHER US FEDERAL TAX LAWS.

Material US Federal Income Tax Consequences of the Scheme

Subject to the Passive Foreign Investment Company discussion below and the exceptions and assumptions otherwise described in this section 8.3, the exchange of Benitec Shares and ADSs for Holdco Shares pursuant to the Scheme is intended to be treated as a reorganization described in Code Section 368(a) and/or an exchange described by Code Section 351 in which no gain or loss is recognized to Benitec or Holdco. This summary assumes that the exchange of Benitec Shares and ADSs for Holdco Shares pursuant to the Scheme will be governed by Section 368(a) and/or Section 351 of the Code and that following the Scheme, Benitec will continue as a direct, wholly owned subsidiary of Holdco.

US Holders

Passive Foreign Investment Company

A non-US corporation will be treated as a passive foreign investment company (“PFIC”) for any taxable year if at least 75% of its gross income is passive income or at least 50% of its gross assets produce (or are held for the production of) passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties and gains from assets that produce passive income. The Benitec Board believes it is likely that Benitec qualified as a PFIC for fiscal year 2019.

US persons who are shareholders of PFICs are generally subject to special tax as well as an interest charge upon a disposition of their PFIC stock. In general, any gain realized on such dispositions is not treated as capital gain. Instead, a US person is treated as if it had realized such gain and certain “excess distributions” over its holding period for the PFIC stock and is taxed at the highest tax rate in effect for each year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. The Code also provides special rules regarding exchanges and other dispositions of PFIC stock that can, in certain circumstances, override otherwise applicable nonrecognition treatment.

A US shareholder may generally mitigate the adverse tax consequences of holding PFIC stock by timely making certain elections. In general, a US shareholder that makes a mark-to-market election with respect to PFIC stock that is “marketable stock” must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of such US shareholder’s PFIC stock at the close of the taxable year, over such shareholder’s adjusted US tax basis therein. If a valid mark-to-market election is timely made, gains from a sale or other taxable disposition of PFIC stock generally will be treated as ordinary income, and any losses incurred on such a sale or disposition will generally be treated as an ordinary loss (to the extent of any net mark-to-market gains for prior years).

Alternatively, a US shareholder may make a “qualified electing fund” (“QEF”) election. In general, a US shareholder that timely makes a valid QEF election with respect to a PFIC is required to annually include in income such shareholder’s pro rata share of the PFIC’s ordinary earnings and net capital gain, which will be taxed as ordinary income and long-term capital gain, respectively, regardless of whether such amounts are actually distributed. A US shareholder generally recognizes capital gain or loss on the disposition of PFIC stock in an amount equal to the difference between (i) the amount realized and (ii) the US shareholder’s adjusted tax basis in the PFIC stock.

In general, unless an exception applies, gain (but not loss) must be recognized upon the disposition of PFIC stock by a US shareholder in connection with a nonrecognition transaction, notwithstanding that such transfer may otherwise be eligible for nonrecognition treatment. Exceptions to such gain recognition on transfers of PFIC stock include (i) certain transfers to US persons, (ii) certain transfers which result in the transferring US shareholder holding an indirect ownership interest in the PFIC, and (iii) if the transferring US shareholder timely made a valid QEF or mark-to-market election with respect to the PFIC. If a disposition of PFIC stock in a nonrecognition transaction to which such an exception would apply but for the fact that cash is received in addition to stock, gain is generally recognized to the extent of the cash received. If an exception to gain recognition applies, a US shareholder will generally be subject to additional information reporting requirements.

US Holders are urged to contact their own tax advisor regarding our status as a PFIC and the application of the PFIC rules in light of each US Holder’s particular circumstances.

Exchange of Benitec Shares and ADSs for Holdco Shares

Subject to the exceptions and assumptions otherwise described in this section 8.3 and the PFIC discussion above, assuming Benitec is a PFIC, US Holders generally will be subject to tax as described above in “Passive Foreign Investment Company” on the exchange of Benitec Shares or ADSs for Holdco Shares as a disposition of PFIC stock subject to gain recognition unless the US Holder timely made a valid QEF or mark-to-market election or qualifies for an exception, in which case such US Holder generally will recognize no gain or loss on the exchange of Benitec Shares or ADSs for Holdco Shares. Such US Holders generally will recognize gain or loss to the extent of cash received in lieu of fractional Holdco Shares.

US Holders generally will have an aggregate adjusted US federal tax basis in the Holdco Shares received pursuant to the Scheme equal to their aggregate adjusted US federal tax basis in the Benitec Shares and ADSs surrendered, increased by the amount of gain recognized, if any. Thus, to the extent a US Holder has a loss in its Benitec Shares or ADSs, such loss generally will be preserved. The holding period for Holdco Shares received pursuant to the Scheme by US Holders generally will include the holding period of Benitec Shares and ADSs surrendered pursuant to the Scheme.

US Holders who (i) receive cash in lieu of fractional Holdco Shares or (ii) are Ineligible Foreign Shareholders or Selling Shareholders, generally will be treated as having received such Holdco Shares (or fraction of such Holdco Share) to which they would have been entitled, and then having received cash in exchange for such Holdco Shares (or fraction of such Holdco Shares).

US Holders are urged to contact their own tax advisor regarding our status as a PFIC and the application of the PFIC rules in light of each US Holder’s particular circumstances, including the potential applicability of any exceptions to the PFIC gain recognition rule as well as reporting requirements and information statements that could potentially be applicable with respect to the Scheme and any consequences, including penalties, potentially applicable as a result of a failure to meet such requirements.

Non-US Holders

Exchange of Benitec Shares and ADSs for Holdco Shares

Non-US Holders generally will not recognize gain or loss for US federal income tax purposes as a result of the Scheme. Non-US Holders that receive cash (in lieu of fractional shares or because they are an Ineligible Foreign Shareholder or Selling Shareholder) may recognize gain or loss, if any. Subject to the considerations described in “Non-US Holders - Sale or Other Disposition of Holdco Shares” below, any gain recognized by a Non-US Holder with respect to Holdco Shares generally will not be subject to US federal income taxation.

Non-US Holders that receive Holdco Shares will generally have an aggregate adjusted US federal tax basis in the Holdco Shares received pursuant to the Scheme equal to their aggregate adjusted US federal tax basis in the Benitec Shares and ADSs surrendered. The holding period for Holdco Shares received pursuant to the Scheme for US federal income tax purposes will generally include the holding period of Benitec Shares and ADSs surrendered pursuant to the Scheme.

Non-US Holders are urged to contact their own tax advisor regarding any reporting requirements and information statements that could potentially be applicable with respect to the Scheme and any consequences, including penalties, potentially applicable as a result of a failure to meet such requirements.

Material US Federal Income Tax Consequences of Holding and Disposing of Holdco Shares Post-Scheme

US Holders

Sale or Other Disposition of Holdco Shares

A US Holder will generally recognize gain or loss on a sale or other disposition of Holdco Shares equal to the difference, if any, between the fair market value of the Holdco Shares sold and such US Holder’s adjusted US federal tax basis in the Holdco Shares. Such gain or loss will generally be capital gain or loss. If the US Holder has a holding period in the Holdco Shares sold of more than one year, such capital gain or loss will be long-term capital gain or loss. Generally, for US Holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Distributions on Holdco Shares

Distributions, if any, paid on Holdco Shares will be treated as dividends to the extent of Holdco’s current and accumulated earnings and profits. Amounts treated as dividends will generally be includable in a US Holder’s gross income in the year actually or constructively received. Any amount distributed in excess of Holdco’s current earnings and profits will first be treated as a tax-free return of capital to the extent of a US Holder’s basis in the Holdco Shares with respect to which the distribution was received. Amounts in excess of a US Holder’s basis in the Holdco Shares will be treated as capital gain subject to the treatment described above in “Sale or Other Disposition of Holdco Shares.” Generally, for US Holders who are individuals (as well as certain trusts and estates), dividends paid by Holdco will be subject to US federal income tax at preferential rates.

Information Reporting and Backup Withholding

US backup withholding tax and information reporting requirements will generally apply to payments to non-corporate holders of Holdco Shares. Information reporting will generally apply to payments of dividends on, and to proceeds from the disposition of, Holdco Shares by a paying agent to a US Holder, other than US Holders that are exempt from information reporting and properly certify their exemption. A paying agent generally will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Holdco Shares within the United States to US Holders (other than US Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. US Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9 prior to any such payment or distribution being made to the US Holder.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability. A US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such US Holder’s US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Non-US Holders

Sale or Other Disposition of Holdco Shares

A Non-US Holder generally will not be subject to US federal income or withholding tax in respect of gain recognized on a sale, exchange or other taxable disposition of Holdco stock unless Holdco is considered a “United States real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code, or has been a USRPHC in the five-year period ending on the date of the sale or other disposition. If it is, or was, a USRPHC, then, absent an exception, a Non-US Holder’s gain, if any, on the sale of Holdco Shares will be treated as effectively connected with the conduct of a US trade or business. Holdco is not expected to be treated as a USRPHC immediately after the Scheme. If, however, Holdco is or becomes a USRPHC, Non-US Holders would generally be subject to US federal income taxation on gain at the rates generally applicable to US persons. Additionally, a purchaser of Holdco Shares from a Non-US Holder would generally be required to withhold 15% of the purchase price. Such US taxation generally would not apply however to Non-US Holders who have owned (directly, indirectly or constructively) 5 percent or less of the outstanding Holdco Shares during the 5-year period ending on the date of such sale or disposition, as long as the stock of Holdco is regularly traded (within the meaning of Code Section 897(c)(3)) on an established securities market, such as Nasdaq. There can be no assurance that Holdco Shares will be treated as regularly traded on an established securities market for this purpose.

Distributions on Holdco Shares

Distributions, if any, paid on Holdco Shares will be treated as dividends to the extent of Holdco’s current and accumulated earnings and profits. Any amount distributed in excess of Holdco’s earnings and profits will first be treated as a tax-free return of capital to the extent of a Non-US Holder’s basis in the Holdco Shares with respect to which the distribution was received. Amounts in excess of a Non-US Holder’s basis in the Holdco Shares will be treated as capital gain subject to the treatment described above in “Sale or Other Disposition of Holdco Shares.”

Dividends paid to a Non-US Holder will generally be subject to withholding tax at a 30% rate unless the Non-US Holder is eligible for the benefits of an income tax treaty that provides for a reduced rate of withholding and such Non-US Holder establishes its eligibility for the reduced rate by providing a valid, executed applicable Form W-8 (and any other applicable documentation). If a Non-US Holder is eligible for a reduced rate of withholding, such Non-US Holder may file a refund claim with the IRS for a refund of any amounts withheld in excess of such reduced rate.

Although distributions that are treated as a return of capital or as capital gain are generally not subject to withholding, distributions from USRPHCs are generally subject to 15 percent withholding. As noted above, it is not anticipated that Holdco will be treated as a USRPHC immediately after the Scheme. Accordingly, it is not anticipated that Holdco will be required to so withhold 15% of any amount distributed that is not a dividend.

Information Reporting and Backup Withholding

Distributions to Non-US Holders on Holdco Shares generally will not be subject to backup withholding, and payments of proceeds made to Non-US Holders upon a sale of Holdco Shares generally will not be subject to information reporting or backup withholding, in each case so long as the Non-US Holder timely certifies its non-resident status (and Holdco or its paying agent do not have actual knowledge or reason to know that the Non-US Holder is a US person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim a reduced rate of withholding under an income tax treaty described above in “Distributions on Holdco Shares” will generally satisfy the certification requirements necessary to avoid backup withholding. Copies of information returns with respect to dividends that are filed with the IRS may also be made available to tax authorities of the country in which the Non-US Holder resides.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Non-US Holder’s US federal income tax liability. A Non-US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such Non-US Holder’s US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

FATCA Withholding

Withholding tax may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) on certain types of payments made to non-US financial institutions and certain other non-US persons. Specifically, a 30% withholding tax may be imposed on payments of dividends (including constructive dividends) if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code or applicable intergovernmental agreement governing FATCA between the United States and the applicable country), unless various US information reporting and due diligence requirements (generally relating to ownership by US persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed, applicable IRS Form W-8).

The FATCA withholding tax can apply to any “withholdable payments” (as defined in the Code) without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from or reduction of withholding tax pursuant to an applicable income tax treaty with the United States or under other provisions of the Code. Non-US Holders are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Holdco Shares.

THE US FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF BENITEC ADSs, BENITEC SHARES, AND AFTER THE SHARE SCHEME, HOLDCO SHARES, SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDERS OF THE SHARE SCHEME, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND NON-US TAX LAWS.

8.4	Disputes and litigation

Benitec is from time to time involved in disputes and litigation.

As at the date of this Scheme Booklet, the Benitec Group is not involved in any ongoing litigation or dispute which is material in the context of Benitec.

8.5	Status of Conditions Precedent

The Conditions Precedent are summarised in Section 7.1(b) and set out in full in clause 3.1 of the Scheme Implementation Agreement.

As at the Last Practicable Date, the Conditions Precedent which remain outstanding are:

•

ASIC and ASX: Before 8.00am on the Second Court Date, ASIC and ASX issue or provide all reliefs, waivers, confirmations, exemptions, consents or approvals, and have done all other acts, necessary, or which Benitec and Holdco agree are desirable, to implement the Scheme and such reliefs, waivers, confirmations, exemptions, consents, approvals or other acts (as the case may be) have not been withdrawn, suspended or revoked at 8.00am on the Second Court Date.

•	Shareholder Approval: Benitec Shareholders approve the Scheme by the Requisite Majority in accordance with the Corporations Act.
•	Court Approval: The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.
•

Regulatory Approvals: Before 8.00am on the Second Court Date the approvals of each Regulatory Authority which Holdco and Benitec agree (acting reasonably) are necessary to implement the Scheme or conduct the Benitec Group’s business on and from the implementation of the Scheme lawfully and in a manner consistent with its conduct prior to the Implementation Date.

•

Nasdaq Approval: Prior to 8:00am on the Second Court Date, the Holdco Shares have been authorised for listing on Nasdaq, subject to official notice of issuance following the implementation of the Scheme and any customary conditions.

•

Regulatory Intervention: No Court or Regulatory Authority has issued or taken steps to issue an order, temporary restraining order, preliminary or permanent injunction, decree or ruling or taken any action enjoining, restraining or otherwise imposing a legal restraint or prohibition preventing the Scheme and no such order, decree, ruling, other action or refusal is in effect as at 8.00am on the Second Court Date.

As at the Last Practicable Date, the Directors are not aware of any reason why these Conditions Precedent would not be satisfied or waived with the agreement of Holdco.

The Scheme will not proceed unless all the Conditions Precedent are satisfied or waived (if applicable) in accordance with the Scheme Implementation Agreement.

Benitec will continue to keep Benitec Shareholders updated on any material developments.

8.6	Substantial shareholders of Benitec

As extracted from filings released on ASX, at the Last Practicable Date, the following persons were substantial holders of Benitec securities:

Substantial holder	Current interests in securities in Benitec	Voting power
Sabby Volatility Warrant Master Fund, Ltd	17,591,700 Benitec Shares (represented by 87,958 ADSs) 1 Purchase Warrant convertible into 160,643 ADSs (representing 32,128,600 Benitec Shares)	5.62%
Nant Capital LLC	87,917,656 Benitec Shares	27.72%
Bank of New York Mellon	75,305,365 Benitec Shares	23.44%
8.7	Consents to be named
(a)	Consents

This Scheme Booklet contains statements made by, or statements said to be based on statements made by:

•	Holdco, in respect of the Holdco Information only; and

•	McGrathNicol Advisory Partnership as the Independent Expert.

Each of those persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Scheme Booklet.

The following parties have given and have not, before the time of registration of this Scheme Booklet with ASIC, withdrawn their consent to be named in this Scheme Booklet in the form and context in which they are named:

•	Jones Day; and
•	Computershare Investor Services Pty Limited.
(b)	Disclosures and responsibility

Further, each person named in Section 8.7(a):

•	has not authorised or caused the issue of this Scheme Booklet; and
•	does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based, other than:
‒	Holdco, in respect of the Holdco Information only; and
‒	McGrathNicol Advisory Partnership, in relation to its Independent Expert’s Report; and
•

to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement (if any) included in this Scheme Booklet with the consent of that party as specified in this Section 8.7(b).

8.8	Intentions of Directors

The Corporations Regulations require a statement by the Directors of their intentions regarding Benitec’s business.

If the Scheme becomes Effective, Holdco will own all of the Benitec Shares and will control Benitec.  The Holdco Board’s intentions in relation to the Benitec Group are set out in Section 5.10.

If the Scheme is not implemented, the Directors intend to operate the existing Benitec business substantially in the manner it is currently operated and in accordance with its publicly stated strategy to develop Benitec’s core products.

8.9	No unacceptable circumstances

The Directors believe that the Scheme does not involve any circumstances in relation to the affairs of Benitec that could reasonably be characterised as constituting ‘unacceptable circumstances’ for the purposes of section 657A of the Corporations Act.

8.10	Foreign jurisdictions

The distribution of this Scheme Booklet outside Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may contravene applicable securities laws. Benitec disclaims all liabilities to such persons.

Benitec Shareholders who are nominees, trustees or custodians are encouraged to seek independent advice as to how they should proceed.

No action has been taken to register or qualify this Scheme Booklet or any aspect of the Scheme in any jurisdiction outside of Australia.

Hong Kong

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Scheme. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This Scheme Booklet has not been and will not be registered as a prospectus under the Companies Ordinance (Cap 32 of the Laws of Hong Kong). No shares of Benitec or Holdco (as applicable) may be offered to the public in Hong Kong, unless the offer falls within one of the exemptions specified in Part 1 of the Seventeenth Schedule of the Companies Ordinance (Cap 32 of the Laws of Hong Kong).  This Scheme Booklet is provided to you on a confidential basis and solely for your information, and is not to be copied, distributed, published or circulated, or otherwise disclosed, directly or indirectly, to any other person.

This Scheme Booklet is not an offer to sell securities or a solicitation of offers to buy securities in Hong Kong.  This Scheme Booklet is not an offer to the Hong Kong public and it should not be passed to any person other than to the intended recipient.

New Zealand

This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 (or any other relevant New Zealand law). The offer of Holdco Shares under the Scheme is being made to existing shareholders of Benitec in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.

Singapore

This Scheme Booklet and any other document or material in connection with the offer, sale or distribution, or invitation for subscription, purchase or receipt of Holdco Shares have not been and will not be registered as a prospectus with the Monetary Authority of Singapore and this offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore.  Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act, Cap. 289 (SFA) will not apply.

This Scheme Booklet and any other document or material in connection with the offer, sale or distribution, or invitation for subscription, purchase or receipt of Holdco Shares may not be offered, sold or distributed, or be made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4), Division 1, Part XIII of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

Any offer is not made to you with a view to Holdco Shares being subsequently offered for sale to any other party.  You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly.

The investments contained or referred to in this document may not be suitable for you and it is recommended that you consult an independent investment advisor if you are in doubt about such investment.  Nothing in this document constitutes investment, legal, accounting or tax advice or a representation that any investment or strategy is suitable or appropriate to your individual circumstances or otherwise constitutes a personal recommendation to you.

Neither Benitec nor Holdco is in the business of dealing in securities or hold itself out or purpose to hold itself out to be doing so.  As such, Benitec and Holdco are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore.

United States

The Holdco Shares have not been registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.  The Scheme is not being made in any U.S. state or other jurisdiction where it is not legally permitted.

Holdco is relying on Section 3(a)(10) of the US Securities Act in connection with the consummation of the Scheme and the issuance of Holdco Shares.  Section 3(a)(10) provides an exemption for registration of securities issued in exchange for other securities where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance at which all persons to whom the securities will be issued have the right to appear.  Approval of the Scheme by the Court will be relied upon by Benitec and Holdco for purposes of qualifying for the Section 3(a)(10) exemption.

Persons who are affiliates of Benitec prior to the Effective Date of the Scheme and who are affiliates of Holdco after the Effective Date of the Scheme will be subject to certain restrictions on resale in a United States public market including:

•	sales may be made only if Holdco has been a United States reporting company for at least 90 days and has complied with its United States reporting obligations;
•

the volume of securities that can be sold in any three month period is limited to an amount equal to 1% of Holdco Shares on issue or, if the Holdco Shares are listed on Nasdaq, the greater of 1% of Holdco Shares on issue and 1% of the average reported weekly trading volume of Holdco Shares (measured over the previous four weeks); and

•	sales must be conducted by way of unsolicited broker’s transactions.

This Scheme Booklet has not been filed with or reviewed by the SEC or any United States state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

Benitec Shareholders in the United States should note that the Scheme will be conducted in accordance with the laws of Australia and Listing Rules.  As a result, it may be difficult for you to enforce your rights, including any claim you may have arising under United States federal securities laws, as Benitec is presently located outside the United States and some of its officers and directors may be residents of a foreign country.  As such, you may not be able to take legal action against Benitec or its officers and directors in Australia for violations of United States securities laws and it may be difficult to compel Benitec and its officers and directors to subject themselves to a United States court’s judgement.

8.11	No other material information

Except as disclosed elsewhere in this Scheme Booklet, so far as the Benitec Board is aware, there is no other information that is:

•	material to the making of a decision by a Benitec Shareholder whether or not to vote in favour of the Scheme Resolution; and
•	known to any member of the Benitec Board at the date of lodging this Scheme Booklet with ASIC for registration,

which has not previously been disclosed to Benitec Shareholders.

8.12	Supplementary disclosure statement

Benitec will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of this Scheme Booklet and the Effective Date:

•	a material statement in this Scheme Booklet that is false or misleading in a material respect;
•	a material omission from this Scheme Booklet;
•	a significant change affecting a matter included in this Scheme Booklet; or
•	a significant new matter that has arisen and would have been required to be included in this Scheme Booklet if it had arisen before the date of this Scheme Booklet.

Depending on the nature and timing of the changed circumstances, and subject to obtaining any relevant approvals, Benitec may circulate and publish any supplementary document by:

•	making an announcement to ASX;
•	placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;
•	posting the supplementary document to Benitec Shareholders at their address shown on the Share Register; and/or
•	posting a statement on Benitec’s website at www.benitec.com,

as Benitec, in its absolute discretion, considers appropriate.

9	Definitions and interpretation
9.1	Definitions

In this Scheme Booklet unless the context otherwise appears, the following terms have the meanings shown below:

Term	Meaning
ADS	American Depository Share representing 200 Benitec Shares, which trade on the Nasdaq under the ticker code “BNTC”.
ADS Depositary	the Bank of New York Mellon as ADS depositary.
ADS Holder	the holder of one or more ADSs.
ASIC	the Australian Securities and Investments Commission.
ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.
Benitec	Benitec Biopharma Limited (ACN 068 943 662).
Benitec Board	the board of directors of Benitec.
Benitec Constitution	the constitution of Benitec, as adopted or amended from time to time.
Benitec Group	prior to implementation of the Scheme, means Benitec and each of its Subsidiaries, and following implementation of the Scheme, means Holdco and each of its Subsidiaries including Benitec.
Benitec Share	a fully paid ordinary share issued in the capital of Benitec.
Benitec Shareholder	each person who is registered in the Share Register as a holder of Benitec Shares.
Business Day	a business day as defined in the Listing Rules.
CGT	Australian Capital Gains Tax.
Conditions Precedent	each of the conditions set out in clause 3.1 of the Scheme Implementation Agreement and which are summarised in Section 7.1(b).

Term	Meaning
Corporations Act	the Corporations Act 2001 (Cth).
Corporations Regulations	the Corporations Regulations 2001 (Cth).
Court	the Supreme Court of Queensland or such other court of competent jurisdiction under the Corporations Act agreed in writing by Benitec and Holdco.
Deed Poll	the deed poll substantially in the form of Attachment B to this document.
DGCL	Delaware General Corporation Law.
Directors	Jerel A. Banks, M.D., Ph.D., Megan Boston, Kevin Buchi and Peter Francis.
Effective

when used in relation to the Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the order of the Court made under paragraph 411(4)(b) of the Corporations Act in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date	the date on which the Scheme becomes Effective.
Employee Options	unlisted options for Benitec Shares issued to employees and Officers of Benitec.
End Date	5.00pm (AEDT) on 30 June 2020 or such other date and time agreed in writing between the parties.
First Court Date	the first day on which an application made to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting is heard.
Fractional Holdco Share	a fraction of a Holdco Share.
Holdco Board	the board of directors of Holdco.

Term	Meaning
Holdco Information

the information contained in:

•       the following questions and answers in Section 1:

o     ‘Who is Holdco?’;

o      ‘Who will be the directors of Holdco following the implementation of the Scheme?’;

o      ‘What are Holdco’s intentions for Benitec?’;

o      ‘Will there be changes to the strategy of the Benitec Group following implementation of the Scheme?’;

•       Section 5; and

•       Section 6.4,

but does not include any information provided by Benitec to Holdco for the purposes of Holdco preparing information on Holdco.

Holdco Share	a share of voting common stock in Holdco.
Holdco Shareholder	a person who is registered in the register of members of Holdco as the holder of one or more Holdco Shares.
Implementation Date	the fifth Business Day after the Record Date, currently anticipated to be Wednesday, 15 April 2020, or such other date as is agreed to in writing between Benitec and Holdco.
Independent Expert	McGrathNicol Advisory Partnership.
Independent Expert’s Report

the report from the Independent Expert for inclusion in this Scheme Booklet, including any update or supplementary report, stating whether or not in the Independent Expert’s opinion the Scheme is in the best interests of Benitec Shareholders, contained in Attachment A.

Ineligible Foreign Shareholder

a Scheme Shareholder whose address, as shown in the Share Register (as at the Record Date), is in a place outside Australia, New Zealand, Hong Kong, Singapore or the United States, unless Holdco is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Holdco Shares to that Scheme Shareholder and, in Holdco’s sole discretion, is not unduly onerous or impracticable for Holdco.

Last Practicable Date	Monday, 3 February 2020, being three clear Business Days prior to the First Court Date.
Listing Rules	the official listing rules of ASX.
Nasdaq	Nasdaq, Inc. or the Nasdaq Capital Market, as the context requires.

Term	Meaning
Notice of Scheme Meeting	the notice relating to the Scheme Meeting to be held at 10.00am (AEDT) on Thursday, 26 March 2020 which is contained in Attachment D.
Officer	in relation to an entity, its directors, officers and employees.
Purchase Warrants	warrants issued under certain share purchase warrant agreements entered into between Benitec and the holders.
Proxy Form

a proxy form for the Scheme Meeting which accompanies this Scheme Booklet or which is available from the Share Registry allowing eligible Benitec Shareholders to vote directly or to appoint up to two proxies.

Record Date	5:00pm (AEST) on the fifth Business Day following the Effective Date, currently anticipated to be Monday, 6 April 2020, or such other date as Benitec and Holdco agree.
Regulatory Authority

includes, in any jurisdiction:

(a)     a government or governmental, semi-governmental or judicial entity or authority;

(b)    a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; and

(c)     any regulatory organisation established under statute,

and includes ASX, ASIC and the Takeovers Panel.

Relevant Interest	has the meaning given in sections 608 and 609 of the Corporations Act.
Requisite Majority

in relation to the Scheme Resolution:

(a)    a majority in number (more than 50%) of Benitec Shareholders present and voting at the Scheme Meeting – it should be noted that the Court has the power to waive this requirement; and

(b)   at least 75% of the total number of votes cast on the Scheme Resolution by Benitec Shareholders present and voting at the Scheme Meeting.

Sale Agent

the person appointed by Benitec to sell the Holdco Shares that are attributable to Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who are entitled to Fractional Holdco Shares as part of their Scheme Consideration under the terms of the Scheme.

Term	Meaning
Sale Election

an election by a Selling Shareholder who holds less than 50,000 Benitec Shares as at the Record Date to have all (but not some) of the Holdco Shares to which the Selling Shareholder is entitled to under the Scheme sold by the Sale Agent through the Share Sale Facility by lodging a “Sale Election Form” in accordance with the instructions on that form so that it is received by Benitec before 5.00pm (AEDT) on the Record Date.

Sale Election Form	the sale election form which accompanies this Scheme Booklet for use by Benitec Shareholders who hold less than 50,000 Benitec Shares as at the Record Date.
Scheme

the scheme of arrangement under part 5.1 of the Corporations Act under which all Benitec Shares held by the Scheme Shareholders will be transferred to Holdco substantially in the form of Attachment A together with any amendment or modification made pursuant to section 411(6) of the Corporations Act.

Scheme Booklet	this booklet, including the attachments to it.
Scheme Consideration	the consideration payable by Holdco for the transfer of Scheme Shares to Holdco, being, one Holdco Share for every 300 Scheme Shares held by the Scheme Shareholder.
Scheme Implementation Agreement	the Amended and Restated Scheme Implementation Agreement between Benitec and Holdco dated 30 January 2020, contained in Attachment E.
Scheme Meeting	the meeting to be convened by the Court at which Benitec Shareholders will vote on the Scheme.
Scheme Resolution	the resolution to agree to the terms of the Scheme, as set out in the Notice of Scheme Meeting.
Scheme Share	a Benitec Share as at the Record Date.
Scheme Shareholder	means each person who is a Benitec Shareholder as at the Record Date.
SEC	the United States Securities and Exchange Commission.
Second Court Date	the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme, with such hearing being the Second Court Hearing.

Term	Meaning
Selling Shareholder	a Benitec Shareholder who makes a valid Sale Election.
Share Sale Facility

means the facility to be established by Benitec and managed by the Sale Agent under which:

(a)      the Holdco Shares which otherwise would be received by Ineligible Foreign Shareholders and Selling Shareholders; and

(b)       the aggregate Fractional Holdco Shares,

will be sold in accordance with the Scheme and the agreement to be entered into between Benitec and the Sale Agent in relation to the Share Sale Facility.

Share Sale Facility Proceeds

the net cash proceeds from the sale of Holdco Shares sold through the Share Sale Facility, after deducting brokerage and other costs of sale and any taxes which may be required to be withheld under applicable laws.

Share Registry	Computershare Investor Services Pty Limited ACN 078 279 277.
Share Register	the register of members of Benitec maintained by the Share Registry in accordance with the Corporations Act.
Subsidiary	has the meaning given to that term in the Corporations Act.
United States or US	the United States of America.
US Securities Act	the US Securities Act of 1933, as amended.
9.2	Interpretation

In this Scheme Booklet, unless the context otherwise appears:

(a)	words and phrases have the same meaning (if any) given to them in the Corporations Act;
(b)	words importing a gender include any gender;
(c)	words importing the singular include the plural and vice versa;
(d)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;
(e)	a reference to a Section or attachment is a reference to a section of and an attachment to this Scheme Booklet as relevant;
(f)

a reference to any statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances, or by laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme Booklet;
(h)	a reference to time is a reference to Australian Eastern Daylight Time (AEDT);
(i)	a reference to writing includes facsimile transmissions;
(j)	a reference to dollars, $, A$, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia; and
(k)	a reference to US$ is a reference to the lawful currency of the United States.

Attachment A

Independent Expert’s Report

Attachment B

Deed Poll

Attachment C

Scheme of Arrangement

Attachment D

Notice of Scheme Meeting

NOTICE OF COURT-ORDERED MEETING OF BENITEC SHAREHOLDERS

Benitec Biopharma Limited ACN 068 943 662 (Benitec)

Notice is hereby given that, by an order of the Supreme Court of Queensland made on 7 February 2020, pursuant to subsection 411(1) of the Corporations Act a meeting of Benitec Shareholders will be held at Grant Thornton, Collins Square, Tower 5, 727 Collins Street, Melbourne, Victoria 3008 at 10.00am (AEDT) on Thursday, 26 March 2020 (Scheme Meeting).

Purpose of the meeting

The purpose of the Scheme Meeting is to consider and, if thought fit, to agree to a scheme of arrangement (with or without amendment or any alterations or conditions required by the Court to which Benitec and the Holdco agree) proposed to be made between Benitec and Benitec Shareholders (the Scheme).

A copy of the Scheme and a copy of the explanatory statement required by section 412 of the Corporations Act in relation to the Scheme are contained in the Scheme Booklet, of which this notice forms part.

Scheme Resolution

The meeting will be asked to consider and, if thought fit, pass (with or without amendment) the following resolution (the Scheme Resolution):

‘That, pursuant to and in accordance with the provisions of section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between Benitec Biopharma Limited and the holders of its ordinary shares, as contained in and more particularly described in the Scheme Booklet of which the notice convening this meeting forms part, is agreed to, with or without alterations or conditions as approved by the Supreme Court of Queensland to which Benitec Biopharma Limited and Holdco agree.’

Chair

The Court has directed that Dr Jerel Banks is to act as chair of the meeting (and that, if Dr Banks is unable or unwilling to attend, Ms Megan Boston is to act as chair of the meeting) and has directed the chair to report the result of the Scheme Resolution to the Court.

Dated 10 February 2020

By order of the Court and the Benitec Board

Oliver Kidd Company Secretary

Explanatory notes

1	General

This notice of meeting relates to the Scheme and should be read in conjunction with Benitec’s Scheme Booklet dated 10 February 2020 (the Scheme Booklet) of which this notice forms part. The Scheme Booklet contains important information to assist you in determining how to vote on the Scheme Resolution.

A copy of the Scheme is set out in Attachment C of the Scheme Booklet.

Capitalised terms used but not defined in this notice have the defined meanings set out in section 9 of the Scheme Booklet, unless the context otherwise requires.

2	Benitec Board’s recommendation and voting intentions

As noted in the Scheme Booklet, the Benitec Board unanimously recommends that Benitec Shareholders vote in favour of the Scheme Resolution and each member of the Benitec Board  intends to vote in favour of the Scheme Resolution, in the absence of a superior proposal and subject to the Independent Expert continuing to consider the Scheme to be in the best interests of Benitec Shareholders.

3	Shareholder approval

For the proposed Scheme to be binding in accordance with section 411 of the Corporations Act, the Scheme Resolution must be agreed to by:

•

unless the Court orders otherwise, a majority in number of Benitec Shareholders present and voting (either in person or by proxy, attorney or, in the case of corporate Benitec Shareholders, body corporate representative) at the Scheme Meeting; and

•	at least 75% of the votes cast on the Scheme Resolution (either in person or by proxy, attorney or, in the case of corporate Benitec Shareholders, body corporate representative) at the Scheme Meeting.
4	Court approval

Under paragraph 411(4)(b) of the Corporations Act, the Scheme (with or without amendment or any alteration or condition required by the Court) is subject to the approval of the Court. If the Scheme Resolution is agreed to by the Requisite Majority and the Conditions Precedent to the Scheme (other than approval by the Court) are satisfied or waived (if applicable) by the time required under the Scheme, Benitec intends to apply to the Court for the necessary orders to give effect to the Scheme.

In order for the Scheme to become Effective, it must be approved by the Court and an office copy of the orders of the Court approving the Scheme must be lodged with ASIC.

5	Entitlement to vote

The time for determining eligibility to vote at the Scheme Meeting is 7.00pm (AEDT) on Tuesday, 24 March 2020. Only those Benitec Shareholders entered on the Share Register at that time will be entitled to attend and vote at the meeting, either in person, by proxy or attorney, or in the case of a corporate shareholder, by a body corporate representative.

ADS Holders will be entitled to vote on the Scheme Resolution through the ADS Depositary, Bank of New York Mellon.  ADS Holders may not vote in person at the Scheme Meeting or by proxy other than through the ADS Depositary unless they surrender their ADS and become holders of the underlying Benitec Shares prior to the date for determining entitlement to vote.

6	How to vote

Voting will be conducted by poll. If you are a Benitec Shareholder, you may vote by:

•	attending and voting in person;
•	appointing one or two proxies to attend and vote on your behalf, using the Proxy Form that accompanied the Scheme Booklet (which may be lodged by post, online or by fax);
•	appointing an attorney to attend and vote on your behalf, using a power of attorney; or
•	in the case of a body corporate, appointing a body corporate representative to attend the meeting and vote on your behalf, using a certificate of appointment of body corporate representative.

Details about your entitlement to vote, how to vote and how to appoint a proxy, attorney or corporate representative (as relevant) are set out in the Scheme Booklet in the Section “Overview of this Scheme Booklet” (commencing on page 2) and in Section 1 “Frequently asked questions” (commencing on page 10).

7	Attendance

If you or your proxies, attorneys or representative(s) plan to attend the meeting, please arrive at the venue at least 30 minutes before the scheduled time for commencement of the meeting, so that your shareholding can be checked against the Share Register, any power of attorney or certificate of appointment of body corporate representative verified, and your attendance noted.

8	Jointly held securities

If you hold Benitec Shares jointly with one or more other persons, only one of you may vote. If more than one of you attempts to vote in person at the meeting, only the vote of the holder whose name appears first on the Share Register will be counted.

See also the comments in paragraphs below regarding the appointment of a proxy by persons who jointly hold Benitec Shares.

9	Advertisement

Where this notice of meeting is advertised unaccompanied by the Scheme Booklet, a copy of the Scheme Booklet can be obtained by anyone entitled to attend the meeting from the ASX website (www.asx.com.au) or by contacting the Share Registry.

Attachment E

Amended and Restated Scheme Implementation Agreement

Corporate directory

Benitec Biopharma Limited

Level 14, 114 William Street

Melbourne, VIC 3000, Australia

Share Registry

Computershare Investor Services Pty Limited

GPO Box 1282

Melbourne, VIC 3001, Australia

Directors

Dr Jerel Banks, M.D., Ph.D., Executive Chairman and CEO

Mr Peter Francis, Non-Executive Director

Mr J. Kevin Buchi, Non-Executive Director

Ms Megan Boston, Executive Director

Company Secretary

Mr Oliver Kidd

Legal Adviser

Jones Day
Level 31, Riverside Centre
123 Eagle Street
Brisbane, QLD 4000, Australia

Listings

ASX: BLT; Nasdaq: BNTC and BNTCW